SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 9, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications considers a debentures issuance in israel

PARTNER COMMUNICATIONS CONSIDERS A
DEBENTURES ISSUANCE IN ISRAEL

ROSH HA'AYIN, Israel, December ֹ9, 2018 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that it is considering the issuance of debentures solely in Israel by way of a new series of debentures (the "Issuance" and the "Securities", respectively). The said issuance will be solely for the public in Israel.

Attached to this report are a draft Deed of Trust with respect to the possible Issuance, a summary of stipulations in the Issuance and  a rating report.

S&P Maalot affirmed an 'ilA+' rating for the issuance of a new series of debentures of the Company, in a total amount up to NIS 200 million.

The offering of the Securities to the public, insofar as it will take place, will be through a shelf offering report and will be subject to the approval of the Company's Board of Directors, including with respect to the scope of the Issuance and its terms, as well as the approval of the Tel Aviv Stock Exchange Ltd.

The Company has not yet made a final decision with respect to the offering of the Securities, the structure of the Issuance, its scope, terms or dates and there is no certainty that the Company will execute the said Issuance, in whole or in part, or that a shelf offering report will be published. Any offering of securities shall be subject to the Company's sole discretion, market conditions and receipt of all approvals required by law.

For additional details regarding the Company's debentures, see the Company's annual report on Form 20-F for the year ended December 31, 2017, filed on March 29, 2018, under "Item 5B.Liquidity and Capital Resources- 5B.1-Notes Payable", and the Company's press release and immediate report (on Form 6-K) dated November 21, 2018.

The contents of this report do not constitute any undertaking of the Company to execute the issuance of the Securities.

This immediate report does constitute an offer to the public for the purchase of the Company's securities or an offer to the public to sell or solicit with respect to an offer to purchase securities and the purchase of securities in accordance with it is prohibited.

In addition, this report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the securities in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

Forward-Looking Statements

This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including our plans to undertake a debt offering and the amount of debt that we intend to raise, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

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Deed of Trust

Drawn up and signed in Tel-Aviv on the ___ of December 2018
and valid solely in relation to the Debentures (Series G)

between:          PARTNER COMMUNICATIONS COMPANY LTD.
of 8 Amal Street, Rosh Ha’ayin, Israel
Telephone: +972-54-7814190;
Fax: + 972-54-7814193
(hereinafter – "the Company")
of the first part;

and:	HERMETIC TRUST (1975) LTD.
of 113 Hayarkon Street, Tel-Aviv, Israel
Telephone: + 972-3-5544553
Fax: + 972-3-5271451]
(hereinafter – "the Trustee")
of the second part;

Whereas:	the Company published a shelf prospectus on June 13, 2018, under which the Company may issue, inter alia, debentures (hereinafter: “the Shelf Prospectus”);

and whereas:	the Trustee is a company limited in shares, duly incorporated in Israel pursuant to the Companies Law, 5759 – 1999, whose principal object is to engage in trusts;

and whereas:
on December [__], 2018, the Company’s Board of Directors resolved to approve[1] an issue of nonconvertible Debentures (Series G) (“the Debentures (Series G)” or “the Debentures”), which shall be listed for trading on the TASE;

and whereas:	S & P Global Ratings Maalot Ltd. (“Maalot”) announced that it has assigned a rating of ilA+ for the Debentures.

and whereas:
the Trustee declared that there is no obstruction pursuant to the Securities Law, 5728 – 1968, or pursuant to any other law, to its engagement with the Company pursuant to This Deed of Trust, that it fulfills the requirements and qualification criteria prescribed in the Securities Law, 5728 – 1968, for serving as the Trustee for the issue of the Debentures that are the subject of This Deed, and that the Company has no personal interest in the Trustee and the Trustee has no material interest in the Company[2];

and whereas:	the Company applied to the Trustee, requesting it to serve as the Trustee for the Debentureholders, and the Trustee agreed to this, all subject and pursuant to the conditions of This Deed of Trust;

and whereas:
the Company declares that there is no statutory and/or contractual obstacle to carrying out an issue of the Debentures and/or to engaging with the Trustee pursuant to This Deed of Trust, and that, on the date of issue of the Debentures (Series G), all of the approvals and permits required by any law and/or agreement for the purpose of carrying out the issue have been received;

[1]	The Board’s approval has not yet been received.
[2]	It is clarified that the Trustee serves as trustee for additional series of the Company’s debentures.

wherefore, the parties agree, declare and stipulate as follows:
Table of Contents

Deed of Trust
1.	Recitals, interpretation and definitions	4
2.	The issue of the Debentures and the application of the Deed of Trust	6
3.	Appointment of the Trustee; validation of its incumbency; term of incumbency; expiration of incumbency; resignation; dismissal; the Trustee’s roles; the Trustee’s authorities	9
4.	Purchase of Debentures by the Company and/or by a subsidiary and/or by controlling shareholders	11
5.	The Company’s covenants	12
6.	Compliance with financial covenants	12
7.	Restrictions on a distribution	13
8.	Rating	14
9.	Negative pledge	14
10.	Early redemption	17
11.	Immediate repayment and/or exercise of collateral (insofar as issued)	20
12.	Additional provisions regarding early redemption:	24
13.	Lawsuits and Proceedings by the Trustee	25
14.	Trusteeship on the receipts; Prioritization of creditors	26
15.	Power to delay a distribution of monies	27
16.	Notice of a distribution and deposit with the Trustee	27
17.	Prevention from payment for a reason not dependent upon the Company	28
18.	Payment acknowledgement from the Debentureholders	29
19.	Presentation of Debentures to the Trustee and recording in relation to a partial payment in the event that the Debentures are not traded on the TASE	29
20.	Investment of monies	29
21.	The Company’s covenants to the Trustee; reports	30
22.	Additional covenants	33
23.	Reporting by the Trustee	33
24.	Special Authorities	34
25.	The Trustee’s authority to employ delegates	35
26.	Indemnification of the Trustee	36
27.	Notices	39
28.	Waiver, compromise and/or amendments to the Deed of Trust	41
29.	The register of the Debentureholders	42
30.	Release	43
31.	Debentureholders’ meetings and urgent representation	43
32.	The Trustee’s fee	43

1.         Recitals, interpretation and definitions

1.1	The recitals to This Deed of Trust and the appendices attached thereto constitute a material and integral part thereof.

1.2	This Deed of Trust has been divided into clauses and clause headings have been added solely for the sake of convenience and reference, and they may not be used for interpretation purposes.

1.3
All that stated in This Deed in the plural also implies the singular and vice versa; all that stated in the masculine gender also implies the feminine and vice versa, and every reference to a person also implies a corporation, all provided that This Deed does not contain any other express and/or implied provision and/or provided that the content or context does not dictate otherwise.

1.4	In This Deed of Trust and in the Debentures, the following expressions shall have the meanings alongside them:

1.4.1	“This Deed” or “the Deed of Trust”	This Deed of Trust, including the appendices and addenda attached thereto and constituting an integral part thereof;
1.4.2	“The Prospectus” or “the Shelf Prospectus”	As defined in the recitals above;
1.4.3	“Shelf Offering Memorandum” or “Offering Memorandum”
The memorandum under which the Debentures (Series G) are being offered to the public pursuant to the provisions of section 23.A,(f) of the Securities Law, 5728 – 1968, which shall furnish all of the specific details of that offering, pursuant to the provisions of any law and pursuant to the TASE regulations and directives, as they shall be at that time;

1.4.4	“The Trustee”	The Trustee referred to in the recitals of This Deed and/or any party that shall serve from time to time as the Trustee of the Debentureholders pursuant to This Deed;
1.4.5	"The Tender"	The tender during which the Debentures (Series G) will be offered to the public;
1.4.6	“The Register”	The Register of the Debentureholders as stated in clause 29 of This Deed;
1.4.7	“The Debentureholders” and/or “the Holders”	As the terms “holder” and “debentureholder” are defined in the Securities Law;
1.4.8	“The Debenture Certificate”	Debenture certificate, the version of which is attached as the First Addendum to This Deed;
1.4.9	“The Law” or “the Securities Law”	Securities Law, 5728 – 1968 and the Securities Regulations, as they shall be from time to time;

1.4.10	“The Companies Law”	The Companies Law, 5759 – 1999 and the Companies Regulations, as they shall be from time to time;
1.4.11	“Principal”	The total par value of the Debentures (Series G);
1.4.12	“Trading Day”	Any day on which transactions are transacted on the TASE;
1.4.13	“Business Day” or “Banking Business Day”	Any day on which most of the banks in Israel are open for business;
1.4.14	“The TASE”	The Tel-Aviv Stock Exchange Ltd.;
1.4.15	“The Nominee Company”
Mizrahi Tefahot Nominee Company Ltd. or a nominee company that shall subrogate for it at the Company’s sole discretion and subject to any law, provided that all of the Company’s securities are registered with that nominee company;

1.4.16	“Special Resolution”
Resolution passed during a meeting of the Series G Debentureholders, attended by at least two Holders of at least twenty-five percent (25%) of the balance of the par value of the Debentures (Series G) in circulation on the record date for the meeting, either personally or by their proxies, or during an adjourned meeting of this meeting, attended by Holders of at least twenty percent (20%) of the said balance, either in person or by their proxies, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty six percent (66%) of all votes of those participating in the vote, excluding abstentions.

1.4.17	“Ordinary Resolution”
Resolution passed during a meeting of the Debentureholders, which convened pursuant to section 35.L.13 and 35.L.14(a) of the Law, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least fifty percent (50%) of the votes of those participating in the vote, excluding abstentions.

1.4.18	“Rating Company”	A rating company approved by the Capital Market Commissioner of the Ministry of Finance.
1.4.19	“Related Holder”	As this term is defined in section 28 of the Second Addendum to This Deed.

1.5	In any instance of a contradiction between the Deed of Trust and its accompanying documents, the provisions of the Deed of Trust shall prevail.

1.6
In any instance of a contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum in relation to This Deed and/or the Debentures, the provisions of This Deed shall prevail. According to the Company's examination, there is no contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum and the provisions described in this Deed and/or in the Debenture. If, nevertheless, such contradiction arises, the provisions of this Deed shall prevail.

2.         The issue of the Debentures and the application of the Deed of Trust

2.1
The Company shall issue, pursuant to the Prospectus and the Shelf Offering Memorandum, a series of registered Debentures (Series G) of NIS 1 par value each, which are payable in six  annual payments that shall be paid between from years 2022 until 2027, whereby each of the first four payments shall constitute 10% of the inclusive par value of the Principle of the Debentures, the fifth payment shall constitute 20% of the inclusive par value of the Principle of the Debentures, and the sixth payment shall constitute 40% of the inclusive par value of the Principle of the Debentures. Payments of the Principal shall be paid on June 25 of each of the years 2022 through 2027. The Principal of the Debentures, as it shall be from time to time, bears fixed annual interest at a rate to be determined in a public tender (hereinafter: “the Base Interest Rate”). The interest in respect of the Debentures shall be paid annually, on June 25 of each of the years 20190 through 2027 (inclusively) in respect of the period of 12 (twelve) months ending on the date of the payment (apart from the first interest period as specified hereunder), so that the first payment shall be paid on June 25, 2019 and the last payment shall be paid on June 25, 2027. All this, apart from the payment in respect of the first interest period, which shall be paid on June 25, 2019 for which the interest shall be paid in respect of the period beginning on the first Trading Day after the date of the public tender and ending on the date of the first interest payment, being calculated on the basis of 365 days per year , according to the number of days during this period.

2.2
The Debentures (Principal and interest) are not linked to any index or to any currency. For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) or of noncompliance with the financial covenants, see Appendix A to the Deed of Trust. It is clarified that, according to the TASE regulations and directives, the linkage method cannot be changed.

2.3	The Debentures shall not be convertible into shares of the Company.

2.4	Series expansion and issues of additional series

2.4.1
Subject to receipt of the TASE’s approval for listing for trading, the Company shall be allowed to expand the series of Debentures (Series G) from time to time, without needing to receive the approval of the Trustee for the Series G Debentureholders and/or of the Series G Debentureholders existing at that time (whether by way of a private offering or within the scope of a prospectus, whether pursuant to a shelf offering memorandum or in any other way), including to a Related Holder, at any price and in any manner that the Company shall deem fit, including at a discount rate or a premium (including without a discount or without a premium) that differs from those that were in effect (if any) in other issues executed from the same series, and provided that it shall issue notice of this to the Trustee of that series. Subject to the provisions of the Deed of Trust, the Trustee shall serve as the Trustee for the Series G Debentureholders as shall be in circulation from time to time, and this, also in the instance of a series expansion, and the Trustee’s consent to serve as stated for the expanded series shall not be required.

The Debentures (Series G) that shall be in circulation and additional Debentures from the same series that shall be issued (if any) as stated above in this clause shall (from the date of their issue) constitute a single series for all intents and purposes, and This Deed of Trust shall also apply in relation to all of the additional Debentures (Series G). The additional Debentures (Series G) shall not vest a right to a payment of Principal and/or interest in respect of the Debentures (Series G) if the record date for the payment thereof predates the date of their issue.

If the discount rate that shall be set for the Debentures (Series G) as a result of an expansion of the series shall differ from the discount rate of the Debentures (Series G) in circulation at that time, then, prior to the expansion of the Debentures (Series G), the Company shall apply to the Israel Tax Authority with regard to deduction of tax at source from the discount fees in respect of the said Debentures, in order to obtain its approval that a uniform discount rate shall be set for the said Debentures, according to a formula that weights the differing discount rates in Series G, if any. If such approval is received, then, prior to the date of the series expansion, the Company shall calculate the weighted discount rate in respect of all of the Debentures (Series G), and shall publish in an Immediate Report, together with the results of the issue as stated, the weighted uniform discount rate for the entire series and shall deduct tax on the payment dates of the Debentures (Series G) according to such weighted discount rate and pursuant to the provisions of the Law. If such approval is not received, the Company shall report the nonreceipt of such approval in the Immediate Report of the results of the issue and that the uniform discount rate shall be the highest discount rate created in respect of the Debentures (Series G). The TASE members shall deduct tax at source when paying the Debentures (Series G), according to the discount rate that shall be so reported. Consequently, instances are possible whereby the Company shall deduct tax at source in respect of discount fees at a rate that is higher than the discount fees set for any party that held Debentures (Series G) prior to the series expansion. In such instance, a taxpayer, that held the Debentures (Series G) prior to the series expansion and up until the payment of the Debentures, shall be entitled to submit a tax statement to the Tax Authority and receive a refund of the tax deducted from the discount fees, to the extent that it is entitled to such refund by law.

2.4.2
Notwithstanding that stated in clause 2.4, the Company shall not be allowed to execute an expansion of the Debenture series unless all of the following conditions have been fulfilled prior to the publication of the Shelf Offering Memorandum:

2.4.2.1
a written affirmation has been received from the Rating Company of a rating of the Debentures (Series G) subsequent to the series expansion that is not lower than the rating of the Debentures (Series G) prior to the series expansion;

2.4.2.2
a written confirmation signed by the chief financial officer of the Company has been issued whereby: (1) the Company is not in a state of breach of any of its material covenants to the Debentureholders pursuant to the provisions of the Deed of Trust or the Debenture; (2) the Company is complying with the financial covenant specified hereunder in clause 6 according to its financial statements last published before the additional issue, and that the Company shall not be in breach of the said financial covenant as a result of the additional issue, attaching a calculation that substantiates this to the satisfaction of the Trustee; (3) there is no cause of action for immediate repayment as specified hereunder in clause 11; the Trustee shall be allowed to rely on this confirmation and shall not be required to perform an additional examination;

2.4.3
The Company reserves the right, at any time and from time to time, without needing the consent of the Trustee and/or the consent of the Debentureholders, to create additional financial liabilities and/or to obtain additional financing of any kind whatsoever and/or to issue by way of a public offering pursuant to a prospectus or by way of a private offering, or in any other way, other series of debentures that are other than Debentures (Series G) or other securities of any kind or type, whether or not they shall vest a right of conversion into shares, under conditions of redemption, interest, linkage and other conditions as the Company shall deem fit, whether they are more favorable than, equal to or inferior to the terms of the Debentures (Series G).

2.4.4
This right of the Company in no way releases the Trustee from examining any action as stated, and this, insofar as this obligation is imposed on the Trustee pursuant to any law, and it in no way derogates from the rights of the Trustee and of a meeting of the Debentureholders pursuant to This Deed, including from their right to call for the immediate repayment of the Debentures as stated hereunder in clause 11 or pursuant to the provisions of any law.

2.4.5
In the event that the Company shall issue additional series of debentures that are not secured by any collateral, the debentures of the other series as stated shall not have preference over the Debentures (Series G) in the event of liquidation proceedings of the Company. It is clarified that that stated in this clause in no way prevents the Company from issuing additional debentures that shall be backed by collateral and pledges of any kind.

2.5
The Debentures (Series G) (including those that might be issued within the scope of a series expansion as stated above in clause 2.4) shall be of equal, pari passu ranking, inter se, in relation to the Company’s covenants pursuant to the Debentures and this Deed of Trust, and without any precedence or preference of one over the other.

2.6
This Deed of Trust shall come into effect on the allotment date of the Debentures by the Company and its application shall be retroactive as of the issue date of the Debentures (Series G) by virtue of the Prospectus. It is agreed that, in the event that the issue of the Debentures (Series G) shall be cancelled for any reason whatsoever, then This Deed of Trust shall be nullified ab initio.

3.         Appointment of the Trustee; validation of its incumbency; term of incumbency; expiration of incumbency; resignation; dismissal; the Trustee’s roles; the Trustee’s authorities

Appointment of the Trustee

3.1
The Company hereby appoints the Trustee as the first Trustee for the Debentureholders only, by virtue of the provisions of section 35.B of the Securities Law, including for those entitled to payments by virtue of the Debentures that were not paid after their payment due date.

3.2
If the Trustee is replaced by another trustee, the other trustee shall be a trustee for the Debentureholders by virtue of the provisions of chapter E.1 of the Securities Law, including for Parties Entitled to payments by virtue of the Debentures that were not paid after their payment due date.

Term of incumbency; expiration of incumbency; resignation; dismissal

3.3
The first Trustee shall hold office as of the issue date of the Debentures, and its incumbency shall end on the convening date of a Holders’ meeting (“the First Appointment Meeting”), that the Trustee shall convene by no later than 14 days after the submission date of the second annual report of the trusteeship’s affairs pursuant to section 35.H.1.(a) of the Securities Law. Insofar as the First Appointment Meeting shall approve the continued incumbency of the first Trustee, then the Trustee shall continue to hold office as the Trustee until the expiration of the second term of appointment that shall be specified in the resolution of the First Appointment Meeting (which might be up until the final payment date of the Debentures). A resolution to replace a trustee as stated above in this clause shall be passed pursuant to the provisions of section 35.N.(d) of the Securities Law, in its version on the signing date of the Deed of Trust and subject to any law.

Insofar as the First Appointment Meeting and/or any subsequent meeting shall define the additional term of the Trustee’s appointment, a term of appointment shall expire upon a resolution to continue its incumbency and/or to appoint another trustee in its stead.

The Trustee’s roles

3.4	The Trustee’s roles are pursuant to any law, including the Securities Law as it shall be from time to time.

3.5	In addition to the provisions of the Law and without derogating from them, the roles of the Trustee shall be those specified in Appendix C to This Deed of Trust.

3.6	The Trustee's engagement in the Deed of Trust is as a proxy on behalf of the Debentureholders.

The Trustee’s authorities

3.7
The Trustee shall represent the Debentureholders in relation to any matter deriving from the Company’s covenants to them, and for this purpose, it shall be allowed to take action to exercise the rights vested the Holders pursuant to the Securities Law or pursuant to the Deed of Trust.

3.8	The actions of the Trustee are valid even if a defect was discovered in its appointment or in its qualifications.

3.9	The Trustee is allowed to institute any proceeding for the purpose of protecting the Holders’ rights pursuant to any law and which are specified in This Deed of Trust.

3.10	The Trustee is allowed to appoint delegates as specified in clause 25 of This Deed.

3.11
The Trustee shall not be obligated to notify any third party about the signing of This Deed. The Trustee shall not interfere in any way whatsoever in the conduct of the Company’s businesses or its affairs, and this is not included in its roles.

3.12
Subject to the provisions of any law, the Trustee is not obligated to take action in any way that is not expressly specified in This Deed of Trust, so that any information, including about the Company and/or in relation to the Company’s ability to fulfill its covenants to the Debentureholders, shall come to its attention, and this is not one of its roles.

3.13
Subject to the provisions of any law and to that stated in This Deed of Trust, the Trustee undertakes, by signing This Deed, to safeguard in confidentiality any information furnished to it by the Company, to not disclose it to any other party and to not make any use thereof, unless the disclosure or use thereof is required for the purpose of fulfilling its role pursuant to the Securities Law, pursuant to the Deed of Trust, or pursuant to a court order. Without derogating from that stated above, the forwarding of the information to the Debentureholders, at the Trustee’s reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

3.14
The Trustee shall be entitled to deposit all of the notes and documents attesting to, representing and/or defining its rights in connection with the trusteeship that is the subject of this Deed of Trust, including with respect to any property in its possession at the time, in a safe and/or in any other place that it shall choose and/or with any bank and/or with any banking auxiliary corporation and/or an attorney and/or an accountant.

3.15
The Trustee is allowed to rely on the presumption stated hereunder in clause 29 and to rely on the authenticity of the identity of an unregistered Debentureholder as delivered to the Trustee by a person whose name is listed as the empowered in a power-of-attorney, which was issued by a nominee company, insofar as the Holder’s identity is not recorded in the power-of-attorney.

3.16
Within the scope of its trusteeship, the Trustee is allowed to rely on any written document, including any written instructions, notification, request, consent or approval, which appears to have been signed or issued by any person or entity, that the Trustee believes, with bona fides, was signed or issued by it.

3.17
It is hereby clarified that the conclusion of the incumbency of the Trustee shall in no way derogate from rights, claims or allegations that the Company and/or the Series G Debentureholders might have against the Trustee, if any, the cause of which predates the last day of its incumbency as the Trustee, and this shall in no way release the Trustee from any liability pursuant to any law.

4.         Purchase of Debentures by the Company and/or by a subsidiary and/or by controlling shareholders

4.1
Subject to all provisions of the Law, the Company reserves its right to buy-back Debentures (Series G) that shall be in circulation from time to time, at any time and at any price that it shall deem fit, without adversely affecting its obligation to repay the Debentures that shall be held by others besides the Company. Debentures that shall be repurchased by the Company shall be voided and delisted from trading on the TASE, and the Company shall not be allowed to reissue them. In the event that the Debentures shall be repurchased during trading on the TASE, the Company shall apply to the TASE Clearing House to withdraw the Debenture Certificates. The Company shall file an Immediate Report about a buy-back of Debentures executed by it as stated, insofar as required by law, and shall issue written notice of this to the Trustee for the Debentures (Series G). That stated above in no way prejudices the Company’s right to execute an early redemption of the Debentures (as stated hereunder in clause 10.2).

4.2
Subject to any law, a Related Holder shall be allowed to purchase and/or to sell Debentures from time to time, on the TASE or off-the-board, including within the scope of an issue by the Company. The Debentures that shall be so held by a Related Holder shall be deemed an asset of the Related Holder, they shall not be delisted from trading on the TASE and shall be transferable like the rest of the Debentures. Regarding the convening of a Debentureholders’ meeting, the quorum and the counting of the voters during a meeting as stated, the provisions of the Second Addendum to This Deed of Trust shall apply.

4.3	That stated above in subclauses 4.1 and 4.2, per se, in no way obligates the Company, a Related Holder and/or the Debentureholders to purchase Debentures or to sell the Debentures in their possession.

5.         The Company’s covenants

5.1
The Company’s covenant to repay the Debentures is not secured by collateral. The Company covenants to pay, on the dates prescribed for this, all sums of the Principal and the interest (including the arrears interest and interest increments in respect of a rating revision and/or in respect of a breach of a financial covenant, if any shall apply) pursuant to the terms of the Debentures. The Company covenants that it shall take action for the listing of the Debentures (Series G) for trading on the TASE and shall comply with all other conditions and obligations imposed on it pursuant to the terms of the Debentures and under the terms of this Deed.

5.2
To dispel any doubt, it is hereby clarified that the Trustee is under no obligation to examine, and the Trustee, in fact, did not examine, the need for collateral to be provided to secure the payments to the Series G Debentureholders. The Trustee was not asked to conduct, and the Trustee, in fact, did not conduct an economic, accounting or legal Due Diligence examination of the business position of the Company or of its subsidiaries.  By engaging in the Deed of Trust, and by consenting to serve as the Trustee for the Series G Debentureholders, the Trustee is not expressing its opinion, whether express or implied, as to the Company’s ability to fulfill its covenants towards the Series G Debentureholders.

5.3
That stated in no way derogates from the Trustee’s obligations pursuant to any law and/or the Deed of Trust, and in no way derogates from the Trustee’s obligation (to the extent that such obligation applies to the Trustee by law) to examine the impact of changes in the Company as of the issue date and thereafter, to the extent that they could adversely affect the Company’s ability to fulfill its covenants to the Series G Debentureholders.

6.         Compliance with financial covenants

The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Debentures and the fulfillment of all of the rest of the Company’s covenants to the Debentureholders pursuant to This Deed of Trust and the terms of the Debentures, the ratio of net debt-to-adjusted EBITDA excluding non-recurring effects (“the Debt-to-Adjusted EBITDA Ratio”) shall not exceed 5 over two consecutive quarters.

For this purpose: “net debt” means credit from banks and financial institutions, loans from banks and financial institutions, as well as liabilities in respect of debentures less: cash and cash equivalents, short- and long-term deposits, current investments in marketable securities and receivables in respect of credit card activities; and “adjusted EBITDA” – as defined in note 5 to the Consolidated Financial Statements as of December 31, 2017 , and which shall be calculated for the 12-month period preceding the last audited annual consolidated  financial statements or the last unaudited consolidated quarterly results published by the Company, as the case may be.

6.1
The Company’s compliance with the financial covenant specified above shall be examined by the Company on a quarterly basis, according to its last audited annual consolidated financial statements or last unaudited consolidated quarterly results that the Company shall publish, on the publication date of each of these statements, as applicable (hereinafter: “the Examination Date”), for as long as the Debentures (Series G) are in circulation. The Company shall state in its annual  report (20-F) or in the unaudited consolidated quarterly results that it shall publish, whether it is complying with the financial covenant, and the outcome of calculating the financial covenant. By no later than three Business Days after the publication of the Company's audited annual consolidated financial statements or its unaudited consolidated quarterly results, the Company shall deliver a confirmation to the Trustee from the Company’s CEO or CFO about the Company’s compliance or noncompliance with the financial covenant in accordance with the financial statements or the unaudited consolidated quarterly results that were published, and the results of a calculation of the said financial covenant in an active Excel file. The Trustee may rely on such confirmation and shall not be required to perform an additional examination on its behalf.

6.2	Regarding a mechanism for adjusting the interest rate that the Debentures (Series G) shall bear in respect of a breach of a financial covenant, see clause 2 of Appendix A to This Deed.

7.         Restrictions on a distribution

7.1
The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Debentures (Series G), the Company shall be allowed to carry out a distribution (as this term is defined in the Companies Law) (hereinafter: “Distribution”), provided that the Company shall issue a confirmation to the Trustee from the Company, signed by the Company’s CEO or the Company’s CFO by no later than two Business Days after approval of the Distribution by the Company’s Board of Directors, that: (a) the Distribution is a permitted distribution pursuant to the Companies Law; (b) the Company is not breaching the financial covenant specified above in clause 6, prior to the Distribution and as a result of the Distribution; (c) the Company’s equity according to its last audited consolidated annual financial statements or its last unaudited consolidated quarterly results published (prior to the distribution notice), less the sum of the Distribution, shall not diminish from NIS 650 million; (d) no cause has arisen or will arise following the said Distribution to call for immediate repayment as stated hereunder in clause 11; (e) correct to the approval date of the Distribution, there is no material breach of terms of the Deed of Trust. It is clarified that that stated in this subclause (e) in no way constitutes consent by the Trustee to immaterial breaches of This Deed by the Company.

For the purposes of this clause 7.1 and clause 11.24 hereunder, “equity” means – the total of the Company’s equity that is attributed to the Company’s shareholders, excluding noncontrolling interests.

7.2
It should be noted that, beyond that stated above, on the date of This Deed of Trust, there are no restrictions in relation to the execution of a Distribution by the Company to its shareholders or restrictions on a buy-back of shares of the Company.

8.         Rating

8.1
The Company shall take action, insofar as the matter is under its control, so that the Debentures shall continue to be rated throughout the entire period of the Debentures by at least one Rating Company that has been accredited by the Capital Market Commissioner. It is clarified that, insofar as the Debentures shall be rated by a number of Rating Companies, the Company shall be allowed to discontinue their rating by any of the Rating Companies, at its sole discretion, without the Trustee and/or the Debentureholders having any allegation in this regard, provided that the Debentures are rated at that time by at least one Rating Company. In the event of a replacement of the Rating Company, the Company shall publish an Immediate Report about the replacement of the Rating Company and/or the discontinuation of rating by a rating company (in both cases, even when it relates to a discontinuation or replacement of one of the rating companies) by no later than one trading day after the said discontinuation and/or replacement date. The said report shall specify the reasons for the replacement of the Rating Company and/or the discontinuation of its work. In addition, if the rating shall be terminated altogether, the Company shall forward a written and duly signed confirmation to the Trustee that specifies the reasons for the termination as stated.

8.2
Regarding the rating of the Debentures (Series G) and a mechanism for adjusting the interest rate that the Debentures shall bear in the event of a rating revision, and termination of rating, see clause 1 of Appendix A to This Deed. Regarding an event of immediate repayment, see section 11.16 hereunder.

9.         Negative pledge

9.1
Subject to that stated in this clause 9, the Company shall be allowed to pledge all or a portion of its assets, in any way whatsoever, in favor of any party that it shall deem fit, without any restriction and at any rank, including to secure debentures (or series of debentures) that it shall issue, or to secure other liabilities, without needing any consent from the Trustee and/or from the Debentureholders. Furthermore, the Company shall be allowed to sell, lease, deliver or transfer in any other manner, its assets, in whole or in part, in any manner whatsoever, to any party that it shall deem fit, without needing any consent of the Trustee and/or of the Debentureholders.

9.2
Notwithstanding that stated above in clause 9.1, the Company covenants that, as long as the Debentures (Series G) have not been repaid in full, the Company shall not create floating liens on all of its assets and all of its rights, whether existing or future, in favor of any third party, to secure any debt or any undertaking (hereinafter in this clause 9.2: “Covenant to Not Create Floating Liens”), unless it shall implement one of the following alternatives:

9.2.1
it shall obtain in advance the consent of the Series G Debentureholders to create the lien in favor of the third party. Such resolution shall be passed by a Holders’ meeting attended by Holders of at least fifty percent (50%) of the balance of the par value of the Debentures (Series G) in circulation on the record date for the meeting, or in an adjourned meeting of this meeting attended by Holders of at least twenty percent (20%) of the said balance, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty-six point sixty-six percent (66.66%) of all votes of those participating in the vote, excluding abstentions;

9.2.2
simultaneously with the creation of the floating lien in favor of the third party, it shall create a floating lien at the same ranking in favor of the Series G Debentureholders, pari passu, according to the debt ratio, to secure the outstanding balance of the debt to the Holders, and this lien shall remain in effect for as long as the Debentures have not been repaid in full. The Company shall deliver to the Trustee, inter alia, an attorney’s confirmation whereby the lien that the Company intends to create in favor of the Debentureholders as stated complies with the condition stated in this clause.

9.3
To dispel any doubt, it is hereby clarified that the choice of either of the possibilities stated above in this clause 9.2 is at the Company’s sole discretion, but the Company shall deliver notice of this to the Trustee at least 10 business days before implementing the alternative that it chose and will publish this in an Immediate Report on the date of the notice to the Trustee.

9.4	Correct to the signing date of This Deed, there is no floating lien on all of the Company’s assets in favor of any third party.

9.5	Regarding that stated in clause 9.2.2, it is clarified as follows:

9.5.1
As long as the exercise date of the lien (as defined hereunder) has not arrived, the Company shall be entitled to all profits in respect of its assets and/or in respect of the pledged securities, as the case may be, of every kind and/or type whatsoever (and, insofar as at issue are securities, including, but not limited to, voting rights in respect of the shares, rights to appoint directors, dividends and bonus shares), rights to cash payments deriving from the assets or any other right (hereinafter jointly: “the Profits”) and it shall be allowed to use them as it wishes and, after it receives them, these Profits shall be deemed an unencumbered asset.

9.5.2
Until the lien exercise date, no restriction shall apply to the Company in relation to the Profits and it shall be allowed to use them as it wishes, including to transfer them to any third party at its discretion, and/or to perform any action with them, without needing the approval of the Trustee and/or the Debentureholders;

9.5.3
Until the lien exercise date, no restriction shall apply to the Company in relation to engagements with third parties by virtue of which the right to the Profits arose, including amending agreements with them, terminating them, engaging in new agreements with them or with others, etc.;

9.5.4
As of the exercise date of the lien, all of the Profits shall be transferred to an account under the Trustee’s name for the benefit of the Debentureholders, with the Company’s rights and the money therein to be pledged under a fixed and floating lien, respectively, first and foremost in favor of the Trustee for the benefit of the Debentureholders, and the Profits as stated shall be used to secure the repayment of the Debentures;

9.5.5
To dispel any doubt, it is clarified that the monies in this account shall be invested according to the provisions of clause 20 hereunder, and that the cash balances in this account shall be managed according to that specified hereunder in clause 14.

9.6
Notwithstanding that stated above in clause 9.2, it is clarified that the negative pledge covenant regarding floating liens shall not apply to a floating lien on all of the Company’s assets, which was created by virtue of a specific law or pursuant to regulatory requirements and pursuant to their conditions and the Company shall record a current floating charge in the Trustee's name in favor of the Debentureholders, unless the specific law or said regulatory requirements forbid this.

9.7
Whenever the Company shall create a lien in favor of the Holders as stated above in subclause 9.2.2,  and at issue is a lien requiring registration in the register of liens being managed by the Registrar of Companies (or in any other register as required by law) for the purpose of improving it, the lien shall be considered duly registered only after the Company has issued to the Trustee: (a) notification of details of mortgages and liens (Form 10), attaching the lien instrument, being signed and stamped with an original “Received”/ Submitted for Examination” stamp of the office of the Registrar of Companies, and dated no later than 14 days after the date the lien instrument was created and after the date of the document that creates the lien; (b) an original or certified copy of the lien registration certificate in favor of the Trustee; (c) the Company’s attestation signed by the Company’s CEO and/or a senior officer of the Company regarding the absence of conflicting and/or contrary commitments to any third party for the creation of liens in favor of the Trustee, and that all approvals have been received in the Company in relation to the creation of the lien as stated; (d) legal opinion of a lawyer that the lien is valid, legal and enforceable and exercisable, in a version to the satisfaction of the Trustee. Once a year, on the 31st of December, the Company shall issue an attestation to the Trustee as stated in subsection (c) above, as well as an updated lawyer's opinion confirming the validity of the lien. For the purposes of this clause 9:

9.7.1
“Balance of the debt” of the Debentures (Series G) is the balance of the Principal plus the accrued interest (including any additional interest and including additional arrears interest as relevant) on the relevant date.

9.7.2
“Lien exercise date” – the date on which a resolution was  passed by a meeting of the Debentureholders to call for the immediate repayment of the Debentures and/or to exercise collateral, and/or the date on which the Trustee called for the immediate repayment of the Debentures, and/or the date on which a court ruling was issued to appoint a temporary receiver for the purpose of exercising collateral, insofar as any were issued, whichever is earlier.

10.       Early redemption

Early redemption at the initiative of the TASE

10.1
In the event that the TASE shall decide to delist the Debentures (Series G) in circulation from trading because the value of the series has fallen below the sum prescribed in the TASE regulations and directives regarding delisting of debentures, the Company shall execute an early redemption of the Debentures. In such instance, the Company shall act as follows:

(a)
Within forty-five (45) days of the date of the resolution by the TASE Board of Directors regarding the delisting as stated, the Company shall announce an early redemption date on which the Debentureholders may redeem them. The announcement of the early redemption date shall be published in an Immediate Report that shall be sent to the Israel Securities Authority and to the TASE and in two daily newspapers circulated in Israel in the Hebrew language.

(b)
The early redemption date in relation to the Debentures (Series G) shall be at least seventeen (17) days after the publication date of the announcement and not later than forty-five (45) days after the aforesaid date, but not during the period between the record date for a payment of interest and the actual payment date thereof.

(c)
On the early redemption date, the Company shall redeem the Debentures (Series G) that the Holders thereof requested to redeem. The consideration of the redemption shall not be less than the lower of: (1) the total par value, plus the accrued interest (the adjusted value of the Debentures) up until the actual payment date, as prescribed in the terms of the Debentures; (2) the market value of the balance of the Debentures in circulation, which shall be determined according to the average closing price of the Debentures during the thirty Trading Days that preceded the date of the TASE’s delisting decision as stated. Insofar as the early redemption is made in accordance with the provisions of subclause (2) above, the difference between the sum to be paid to the Holders pursuant to the provisions of this clause and the liability value will be considered as interest.

(d)
The determination of an early redemption date as stated above shall in no way prejudice the redemption rights prescribed in the Debentures (Series G) of any of the Debentureholders that shall not redeem them on the early redemption date as stated above, but the Debentures as stated shall be delisted from trading on the TASE and, inter alia, the tax implications deriving from this shall apply to them.

(e)
An early redemption of the Debentures (Series G) as stated above shall not vest any Holder who held the Debentures that shall be redeemed as stated, the right to a payment of interest in respect of the period subsequent to the redemption date.

Early redemption at the initiative of the Company

10.2
The Company shall be allowed, at its sole discretion, to call for an early redemption of the Debentures as of sixty (60) days after the listing date of the Debentures for trading and, in such instance, the following provisions shall apply, all being subject to the directives of the Israel Securities Authority and the provisions of the TASE Regulations and the directives by virtue thereof, as they shall be on the relevant date.

(a)	The frequency of the early redemptions shall not exceed one redemption per quarter.

(b)
If an early redemption is scheduled during a quarter when an interest payment or a partial redemption payment or a final redemption payment is also scheduled, then the early redemption shall be executed on the payment date so scheduled.

For this purpose, “quarter” means any of the following periods: January through March, April through June, July through September, October through December.

(c)
The minimum volume of any early redemption shall not be less than NIS 1 million. Notwithstanding that stated above, the Company may execute an early redemption at a volume lower than NIS 1 million, provided that the frequency of the redemptions shall not exceed one redemption per annum.

(d)	Any sum that shall be repaid in an early repayment by the Company shall be paid relative to all of the Debentureholders in a pro rata allocation, according to the par value of the held Debentures.

(e)
Upon the passing of a resolution by the Company’s Board of Directors regarding the execution of an early redemption as stated above, the Company shall publish an Immediate Report about the execution of an early redemption to the Debentureholders, with a copy to the Trustee. The early redemption date shall be specified in the Immediate Report and shall be not earlier than seventeen (17) days and not later than forty-five (45) days after the date of the report as stated.

(f)	The early redemption date shall not be during the period between the record date for a payment of interest in respect of the Debentures and the actual payment date of the interest.

(g)
The Company shall announce in the aforesaid Immediate Report the sum of the Principal that shall be repaid in the early redemption and the interest that accrued in respect of the said sum of the Principal up until the early redemption date, according to that stated hereunder. On the date of a partial early redemption, the Company shall pay to the Debentureholders the interest that accrued only for that portion being redeemed by way of partial redemption and not for the entire outstanding balance.

(h)
An early redemption for a portion of the series of Debentures shall not be executed if the sum of the last redemption shall be less than NIS 3.2 million. On a partial early redemption date, if any, the Company shall announce in an Immediate Report: (1) the ratio of the partial redemption in terms of the outstanding balance; (2) the ratio of the partial redemption in terms of the original series; (3) the interest rate to be paid on the portion being redeemed in the partial redemption; (4)  the interest rate to be paid in the partial redemption, calculated in terms of the outstanding balance ; (5) an update about the ratios of the remaining partial redemptions, in terms of the original series; and (6) the record date for entitlement to receive the early redemption of the Debenture Principal, which shall be seven (7) days prior to the date scheduled for the early redemption.

(i)
The sum that shall be paid to the Debenture holders in the event of an early redemption at the Company’s initiative, shall be the higher of the following sums: (1) the market value of the balance of the Debentures being redeemed in an early redemption, which shall be determined according to the average closing price of the Debentures during the thirty (30) Trading Days preceding the Board of Directors’ resolution regarding the execution of the early redemption and, in the event that the early redemption is being executed on the record date for an interest payment, the sum equal to the sum of the interest being paid on that date in respect of that Debenture shall be deducted from the average value of the Debenture as stated; (2) the liability value of the Debentures in circulation that are intended for early redemption; i.e., Principal plus interest up until the actual date of the early redemption; (3) the balance of the cash flow of the Debentures intended for early redemption (Principal plus interest) being capitalized according to the yield on the government bond (as this term is defined hereunder), plus interest at the rate of 1.25% per annum. The capitalization of the Debentures intended for early redemption shall be calculated as of the date of the early redemption and until the last repayment date prescribed in relation to the Debentures intended for early redemption. Insofar as a sum shall be paid to the Debentureholders, the addition that shall exceed the liability value shall be paid as interest. Insofar as the early redemption is executed in accordance with the provisions of subclause (1) or subclause (3), then the difference between the sum payable in accordance with the said clauses and the liability value shall be deemed to be interest.

In this regard: “the yield on the government bond” means, the average weighted (gross) yield to maturity, during a period of seven Business Days, ending two Business Days before the date of the announcement of the early redemption, of two series of unlinked government bonds bearing interest at a fixed rate and with an average duration that is the most similar to the average duration of the Debentures (Series G) on the relevant date. In other words, one  series with the closest average duration above the average duration of the Debentures (Series G) on the relevant date, and one  series with the closest average duration below the average duration of the Debentures (Series G) on the relevant date, the weighting of which shall reflect the average duration of the Debentures on the relevant date.

For example: if the average duration of government bond A is 4 years, the average duration of government bond B is 2 years and the average duration of the balance of the loan is 3.5 years, the yield shall be calculated as follows:

4x + 21(1-x) – 3.5

x = weight of the yield on government bond A

1-x = weight of the yield on government bond B

According to the above calculation, the annual yield on government bond A shall be weighted at the ratio of seventy-five percent of “the yield” and the annual yield on government bond B shall be weighted at the ratio of twenty-five percent of “the yield.”

11.       Immediate repayment and/or exercise of collateral (insofar as issued)

Upon the occurrence of one or more of the circumstances specified hereunder, the Trustee and the Debentureholders shall be allowed to call for the immediate repayment of the outstanding balance of the Debentures and/or to exercise collateral (insofar as any were issued to secure the Company’s covenants to the Holders pursuant to clause 9 above):

11.1
if the Debentures are not paid on their payment due date and the  Company has not rectified the breach within 7 days or if any other material covenant to the Holders is not fulfilled, and the Trustee had issued notice to the Company to rectify the breach and the Company failed to rectify the breach as stated within 7 days of the issue of the notice;

11.2
if the Company fails to publish financial statements that it is obligated to publish pursuant to any law or in accordance with the provisions of This Deed, within 30 days of the deadline for publishing them;

11.3	if the Debentures are delisted from trading on the TASE;

11.4
if the Company has passed a special resolution to voluntarily liquidate the Company (apart from  liquidation for the purposes of a merger with another company, subject to the provisions hereunder in clause 11.25) or if a permanent and final liquidation order is issued to the Company by the court, or if a permanent liquidator is appointed to the Company;

11.5
if a temporary liquidation order is issued by the court or if a temporary liquidator is appointed to the Company, or if any judicial ruling of a similar nature is issued and the order or resolution as stated are not rejected or rescinded within 45 days of the date of issue of the order or the ruling, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.6
if an attachment is imposed on all or a portion of the Company’s assets or if any execution operation is carried out against such assets, and the attachment is not removed, or the action is not rescinded, as the case may be, within forty-five (45) days of its imposition or execution, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.7
if an application is filed for a receivership or for the appointment of a receiver (temporary or permanent) over the Company or over all or a portion of the Company’s assets, or if an order to appoint a temporary receiver is issued – which are not rejected or rescinded within 45 days of their filing or issue date, as the case may be, or if an order to appoint a permanent receiver over all or most of the Company’s assets is issued. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.8
if the Company files an application with the court for a stay of proceedings or if a stay of proceedings order is issued to the Company, or if the Company files an application for a compromise settlement or arrangement with its creditors pursuant to section 350 of the Companies Law (except for the purpose of a merger with another company and/or of restructuring of the Company, including a split that is not prohibited according to This Deed of Trust, and excluding arrangements between the Company and its shareholders that are not prohibited pursuant to the terms of This Deed and that are not such as could affect the Company’s ability to repay the Debentures (Series G)), or if the Company proposes a compromise or arrangement as stated in some other way to its creditors, due to the Company’s inability to fulfill its obligations in a timely manner; or if an application pursuant to section 350 of the Companies Law is filed against the Company (and not with its consent), which is not rejected or rescinded within 45 days of the filing date;

11.9
if the TASE suspends trading of the Debentures (Series G), apart from a suspension on the grounds of the creation of uncertainty, as specified in the fourth part of the TASE Regulations, and the suspension is not cancelled within 60 days;

11.10	if the Company discontinues, or announces its intention to discontinue its payments;

11.11
if the Company is dissolved or written off for any reason whatsoever, apart from a write-off for the purposes of a merger with another company, subject to that stated above in clause 11.4 and hereunder in clause 11.25;

11.12
if a material deterioration occurs in the Company’s businesses compared to their position on the issue date and there is a substantive concern that the Company might not be able to repay the Debentures on their due dates;

11.13	if there is a substantive concern that the Company might not fulfill its material covenants to the Debentureholders;

11.14	if the Company discontinues or announces its intention to cease conducting its businesses as they shall be from time to time;

11.15
if a fundamental breach of the terms of the Debentures and/or the Deed of Trust is committed, including if it becomes evident that any of the Company’s material representations in the Debenture or in the Deed of Trust are incorrect and/or incomplete and, in the event that at issue is a rectifiable breach – the breach is not rectified within 14 days of the date of receipt of the notice of the breach from the Trustee, during which the Company must take action to rectify the breach;

11.16
if the Company fails to comply for a period of two consecutive quarters with the financial covenant specified above in clause 6 for two consecutive quarters. In the event that the Company issues a restatement of its financial statements and fails to comply with a financial covenant as a result of the restatement, then the date of the restatement shall be deemed the date on which the Company initially failed to comply with the financial covenant;

11.17
if the Debentures shall cease to be rated by a Rating Company for a period exceeding 60 consecutive days, for reasons and/or circumstances that are under the Company’s control. In this regard, “circumstances that are under the Company’s control” means, inter alia, a failure to render payments to the Rating Company that the Company undertook to pay to it and a failure to deliver reports and information that are required by a Rating Company within the scope of the engagement between the Company and the Rating Company. To dispel any doubt, it is clarified that, as long as the Debentures are rated by one Rating Company, the discontinuance of a rating by another Rating Company shall not constitute cause to call for immediate repayment;

11.18
if the rating of the Debentures shall be revised by the Rating Company that is rating the Debentures (other than as a result of a change in the Rating Company’s methodology and/or rating scales) so that the rating assigned to the Debentures shall be lower than  BBB- (BBB minus) according to Maalot’s rating, or below the parallel rating of another Rating Company, insofar as it shall replace the existing Rating Company, for a period exceeding 90 days. If the Debentures have been rated by more than one Rating Company, then, for the purposes of this subclause, the rating to be taken into account is the highest rating from among the ratings. To dispel any doubt, it is clarified that a change in the rating outlook of the Debentures and/or the inclusion of the series of the Debentures on the credit watch list by the Rating Company are not considered a downward revision for the purposes of this subclause.

11.19	if the Company breaches any of its negative-pledge covenants to not create floating liens on all of its assets and on all of its rights as specified above in clause 9;

11.20	if the Company carries out a distribution (as defined in the Companies Law), that does not comply with the condition stated above in clause 7;

11.21	if the Company carries out a series expansion in a manner that does not comply with the Company’s covenants pursuant to clause 2.4.2 above;

11.22
if a debt of the Company to banking entities and/or financial institution/s at a sum that shall not be less than NIS 150 million or a number of such debts at a cumulative sum of not less than NIS 150 million (provided that if the debts are cumulative, that all were called for immediate repayment during a period of 3 months) (hereinafter in this clause: “material debt”) is called for immediate repayment (other than at the Company’s initiative), provided that the demand for immediate repayment as stated is not withdrawn and/or the Company failed to repay the material debt within 30 days of the date of the demand for immediate repayment. It is clarified in this regard that non-recourse loans shall not be deemed a material debt.

11.23	if another series of debentures issued by the Company and listed for trading on the TASE is called for immediate repayment (not at the Company's initiative.

11.24
if the Company's shareholders’ equity (as defined above in clause 7.1), according to the audited annual financial statements or the unaudited consolidated quarterly results of the Company, fell below NIS 400 million over a period of two consecutive quarters.

11.25
if a merger is carried out without obtaining the prior approval of the Series G Debentureholders, unless the receiving entity declares to the Debentureholders, including through the Trustee, at least ten (10) Business Days prior to the merger date, that no reasonable concern exists that the surviving company shall be unable to fulfill its covenants to the Holders, as a result of the merger;

for the purposes of this clause: “merger” is as defined in the Companies Law.

11.26
if the Company itself and/or through corporations held by it  cease to operate in the cellular communications segment and/or to hold a license for the provision of cellular communications services for a period exceeding 60 (sixty) days;

11.27	if the Company ceases to be a reporting corporation, as this term is defined in the Securities Law;

11.28	if a sale of most of the Company’s assets was executed, except for a sale to a corporation in which the Company holds at least 90% of its issued share capital (in full concatenation);

11.29
in the event that a “ going concern” comment is recorded in the Company’s financial statements and the comment was not removed by the end of the quarter following the quarter in which the said “going concern” comment was recorded.

To dispel any doubt, it is clarified that the right to call for immediate repayment as stated above and/or the calling for immediate repayment in no way derogates from or prejudices any other or additional relief available to the Debentureholders or to the Trustee pursuant to the terms of the Debentures and the provisions of This Deed or by law, and not calling the debt for immediate repayment upon the occurrence of any of the circumstances specified above in clause 11 shall not constitute any waiver of the rights of the Debentureholders or of the Trustee as stated.

For the purposes of this clause, “most of the Company’s assets” means an asset and/or a combination of a number of assets whose value and/or aggregate value (as the case may be) in the Company’s last audited consolidated annual financial statements, or in the last unaudited consolidated quarterly results published prior to the occurrence of the relevant event, exceeds 50% of the value of the Company’s assets in its consolidated financial statements.

12.       Upon the occurrence of any of the circumstances specified in clause 11 of This Deed and pursuant to the provisions specified therein, inclusive of subclauses therein:

12.1
The Trustee shall be obligated to summon a Series G Debentureholders’ meeting, which shall convene twenty-one (21) days after the date of the summons (or within a shorter timeframe pursuant to the provisions of clause 12.6 hereunder), the agenda of which shall be a resolution regarding the calling for the immediate repayment of the entire outstanding balance of the Debentures (Series G) and/or an exercise of collateral (if any were issued), due to the occurrence of any of the circumstances specified above in clause 11.

12.2
A resolution of the Holders to call the Debentures (Series G) for immediate repayment and/or to exercise collateral (if any were issued) as stated above shall be passed during a Holders’ meeting attended by Holders, either personally or by proxy, of at least fifty percent (50%) of the balance of the par value of the Debentures (Series G) in circulation on the date scheduled for such a meeting, by a majority of the Holders of the balance of the par value of the Debentures (Series G) being represented during the voting, or by a majority as stated during a deferred Holders’ meeting attended by Holders of at least twenty percent (20%) of such balance.

12.3
In the instance whereby any of the circumstances specified above in clause 11 of This Deed are not rescinded or removed by the convening date of the meeting, and a resolution was passed during the Debentureholders’ meeting as stated pursuant to the above clause 12.2, the Trustee shall be obligated  to immediately call for the immediate repayment of the entire outstanding balance of the Debentures (Series G) and/or to exercise collateral (if any were issued).

12.4
The Trustee or the Holders shall not call the Debentures (Series G) for immediate repayment and shall not exercise collateral (if any were issued), as stated above in this clause 12, unless a written warning of their intention to do so had been delivered to the Company 15 days prior to calling for the immediate repayment of the Debentures (Series G) or prior to exercise of collateral; however, the Trustee or the Debentureholders are not obligated to deliver such notice to the Company if there is a reasonable concern that delivery of the warning might jeopardize the possibility of calling the Debentures for immediate repayment and/or of exercising collateral (if any were issued). A copy of the announcement of the summoning of the meeting as stated that shall be sent to the Company by the Trustee immediately upon publishing the announcement or publicizing the summoning of the meeting through the “Magna” system shall constitute prior written warning to the Company of the Trustee’s intention to take action as stated.

12.5
If any of the subclauses of clause 11 above specify a timeframe during which the Company may perform an action or pass a resolution that will result in elimination of the cause for calling for immediate repayment or for exercising collateral, then the Trustee or the Holders may call the Debentures (Series G) for immediate repayment as stated above in clause 11 only if the specified timeframe has elapsed and the cause has not been eliminated; however, the Trustee may shorten the timeframe specified in the Deed of Trust if the Trustee shall be of the opinion that this might materially jeopardize the Holders’ rights.

12.6
The Trustee may, at its discretion, shorten the counting of the 21 days specified (above in clause 12.1) and/or the 15-day warning specified (above in clause 12.4) in the instance whereby the Trustee shall be of the opinion that any delay in convening the meeting is liable to jeopardize the rights of the Series G Debentureholders. In the event of a shortening of timeframes as stated, the Trustee shall first send a reasoned notice to the Company, before summoning the meeting.

12.7
Notwithstanding that stated above in this clause 12, in the event that the Company shall sent a written request to the Trustee to appoint an urgent representation, then the parties shall act in conformance with the provisions specified in the Third Addendum to the Deed of Trust.

13.       Lawsuits and Proceedings by the Trustee

13.1
In addition to any other provision in This Deed and as its right and independent authority, the Trustee may, at its discretion, and by issuing written notice to the Company 7 days in advance, to the extent possible under the particular circumstances, implement all those proceedings, including legal proceedings against the Company as the Trustee shall deem fit, subject to all statutory provisions, for the purpose of enforcing the Company’s covenants pursuant to the Deed of Trust and for the purpose of protecting the rights of the Series G Debentureholders pursuant to This Deed of Trust. Notwithstanding that stated above, the Trustee has a right to shorten the timeframe of the prior notice or even to not give notice at all if the Trustee is of the option that any delay in instituting proceedings as stated substantively jeopardizes the rights of the Series G Debentureholders.

13.2
The Trustee shall be obligated to act as stated above in clause 13.1 if the Trustee shall be required to do so by an ordinary resolution passed during a general meeting of the Series G Debentureholders, unless the Trustee has deemed that, under the circumstances, it would be unjust and/or unreasonable to do so, and applied to the appropriate court for receipt of orders in that regard at the first reasonable date, even before the Debentures are called for immediate repayment.

13.3
Prior to instituting proceedings as stated above, the Trustee may convene a meeting of the Series G Debentureholders to pass an ordinary resolution regarding which proceedings to institute for the purpose of exercising their rights pursuant to This Deed. The Trustee shall also be allowed to reconvene Debentureholders’ meetings for the purpose of obtaining instructions in relation to the conducting of such proceedings. In such instances, the Trustee shall take action without delay and at the earliest reasonable opportunity (subject to the provisions of the Second Addendum to This Deed regarding the convening of Holders’ meetings).

13.4
The Trustee may, at its sole discretion, delay the execution of any act by it under This Deed of Trust, for the purpose of applying to a meeting of the Debentureholders (Series G) and/or to the Court until it receives instructions from the Debentureholders’ (Series G) meeting and/or the Court about how the Trustee should act. To dispel any doubt, it is clarified that the Trustee is not allowed to delay a calling for immediate repayment that was decided by a meeting of the  Debentureholders (Series G) pursuant to clause 12.1 above, unless the circumstance in respect whereof the resolution was passed to call for immediate repayment was rectified or removed and/or if the delay is unlikely to prejudice the Holders’ rights. It is clarified that that stated in no way releases the Trustee from taking urgent action that is needed for the purpose of preventing a material adverse impact on the rights of the Debentureholders (Series G).

13.5
Subject to the provisions of This Deed, the Trustee is allowed, but not obligated, to convene a general meeting of the Series G Debentureholders at any time in order to discuss and/or receive its instructions in relation to any matter pertaining to This Deed of Trust.

13.6
To dispel any doubt, it is hereby clarified that none of the provisions specified above in any way prejudice and/or derogate from the Trustee’s right, which is vested it herewith, to apply, at its sole discretion, to judicial levels, also before the Debentures (Series G) are called for immediate repayment, for the purpose of the issue of any order in relation to the trusteeship’s affairs.

14.       Trusteeship on the receipts; Prioritization of creditors

All monies that shall be held from time to time by the Trustee (excluding its fee and the payment of any debt to it), in any way whatsoever, including, but not limited to, as a result of the calling of the Debentures (Series G) for immediate repayment and/or as a result of proceedings that it shall institute, if any, against the Company, shall be held by the Trustee in trust and shall be used by the Trustee for the following purposes and according to the following order of priority:

First – for the clearance of the expenses, payments, levies and liabilities incurred by the Trustee, imposed on it, or caused due to or as a result of actions during the execution of the trust or in some other manner in relation to the terms of This Deed, including its fee (provided that it shall not receive double payment, both from the Company and from the Debentureholders); secondly – in order to pay any other sum pursuant to the indemnity undertaking (as this term is defined in clause 26 of the Deed); thirdly – to pay Holders that bore payments pursuant to clause 26 of the Deed;

The balance shall be used, unless decided otherwise by a special resolution of a meeting of the Series G Debentureholders, for purposes according to the following order of priority: (a) firstly – to pay the Series G Debentureholders the arrears interest that is due to them pursuant to the terms of the Debentures (Series G) pari passu and via a pro rata allocation of the total interest in arrears that is due to each of them, without any preference or right of priority regarding any thereof; (b) secondly, to pay the Series G Debentureholders the arrears in Principal that are due to them pursuant to the terms of the Debentures (Series G) pari passu and via a pro rata allocation of the total interest and/or Principal that is due to each of them, without any preference or right of priority regarding any thereof; (c) thirdly – in order to pay the Series G Debentureholders the sums of the interest that are due to them pursuant to the Debentures held by them, pari passu, for which the payment due date has not yet arrived and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Debentures (Series G) by the Company or in any other manner; (d) fourthly – in order to pay the Series G Debentureholders the sums of the Principal that are due to them pursuant to the Debentures (Series G) held by them, pari passu, and this, whether or not the payment due dates of the sums of the Principal and interest have arrived, and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Debentures (Series G) by the Company or in any other manner; (e) and fifth – the surplus, if any, the Trustee shall pay to the Company or its alternates, as the case may be. The payment of the sums by the Trustee to the Debentureholders is subject to the provisions of the Law.

Tax at source shall be deducted from the payments to the Series G Debentureholders, insofar as a statutory obligation to deduct such tax is in effect.

Receipts that shall be received by the Trustee from the Company in respect of payments paid by the Holders when the Company had been obligated to pay them shall be used to reimburse the Debentureholders that bore those payments.

15.       Power to delay a distribution of monies

15.1
Notwithstanding that stated above in clause 14, if the monetary sum that shall be received as a result of the institution of the proceedings stated above in clause 14, and which shall be distributable at any time to the Series G Debentureholders, as stated above, shall be less than NIS 1 million, the Trustee shall not be obligated to distribute it, and shall be allowed to invest the said sum, in whole or in part, in investments permitted pursuant to clause 20 of This Deed.

15.2
As soon as the aforesaid investments, inclusive of the profits thereof, coupled with the additional monies that the Trustee shall receive for the purpose of paying them to the Series G Debentureholders, if any, shall reach a total sufficient to pay the aforesaid sum, the Trustee shall be obligated to use the said sum according to the order of priority specified above in clause 14 and to distribute the said sum to the Series G Debentureholders on the next payment date of Principal or interest, or after three months, according to the earlier date.

15.3
Notwithstanding that stated in this clause, the Series G Debentureholders are allowed, by ordinary resolution to be passed by them, to instruct the Trustee to pay them the sums received by the Trustee and available for distribution as stated above in clause 14, even if the total of such sums is less than NIS one million, all being subject to the order of priority specified above in clause 14.

16.       Notice of a distribution and deposit with the Trustee

16.1
The Trustee shall notify the Series G Debentureholders of the date and venue where any of the payments referred to above in clauses 14 and 15 of the Deed shall be paid, this by prior notice of 14 days, which shall be delivered in the manner prescribed in clause 27 of the Deed.

16.2
Subsequent to the date specified in the notice, the Series G Debentureholders shall be entitled to interest in respect thereof, according to the rate prescribed in the Debentures of the same series, solely on the balance of the sum of the Principal (if any), after deducting the sum paid or offered to be paid to them as stated.

17.       Prevention from payment for a reason not dependent upon the Company

17.1
Any sum due to a Series G Debentureholder, which was not actually paid by the date specified for the payment thereof, for a reason not dependent upon the Company, while the Company had been prepared and able to pay it (“the Prevention”), shall cease to bear interest as of the said date, and the said Holder shall be entitled solely to those sums to which it had been entitled on the date specified for the payment of that payment on account of the Principal and/or the interest (as the case may be).

17.2
If a sum as stated is not paid within fourteen (14) days of the date specified for the payment thereof, the Company shall transfer that sum to the Trustee on the fifteenth (15) day after the date specified for the payment (and if this is not a Business Day, then on the next Business Day), and the Trustee shall hold the sum in trust for the Debentureholder, and the transfer of the sum to the Trustee as stated shall be deemed payment of that sum to this Holder, subject to that stated hereunder in clause 17.3. If the said sum is the final payment, the deposit of that sum with the Trustee in trust shall be deemed redemption of the said Debentures, subject to that stated hereunder in clause 17.3. The Trustee shall deposit in the bank any sum that shall be held by it in trust for the Holders in permitted investments pursuant to clause 20 of This Deed of Trust. After the Trustee receives notice from the Holder of the removal of the Prevention, the Trustee shall transfer the monies to the Holder that accumulated in respect of the deposit and those deriving from realization of the investment thereof, after deducting the reasonable expenses relating to the said investment and the management of the trust account, the reasonable commissions and after deducting the compulsory payments applicable to the trust account. The payment shall be made against the presentation of those proofs of the Holder’s entitlement to receive them, that shall be acceptable to the Trustee.

17.3
At the end of one year after the final repayment date of the Debentures (Series G), the Trustee shall transfer the sums that accumulated in its trust to the Company (including the profits deriving from the investment thereof), less its expenses, and the Company shall hold these sums in trust and shall invest them in investments permitted pursuant to the Deed of Trust for the Holder until the end of three (3) years after the final repayment date of the Debentures (Series G) and shall not make any use thereof during this period. In relation to any matter pertaining to sums to be transferred to the Company by the Trustee as stated above, that stated above in this clause 17 shall apply, mutatis mutandis. Subsequent to the transfer of the sums to the Company, the Trustee shall not owe the Series G Debentureholders any payment in respect of the sums that had been held by it as stated.

17.4
The Company shall acknowledge in writing to the Trustee the transfer of the said sums to it and the matter of the acceptance thereof in trust for the Series G Debentureholders as stated, and shall undertake to indemnify the Trustee in respect of damage of any kind whatsoever that might be caused to it in respect of the transfer of the monies as stated, provided that it had acted reasonably and had not acted with mala fides and/or maliciously and/or with gross negligence. Monies as stated that shall not be demanded from the Company by a Series G Debentureholder by the end of three (3) years after the final repayment date of the Debentures of that series shall be transferred to the ownership of the Company and the Company shall be allowed to use the monies remaining for any purpose whatsoever.

18.       Payment acknowledgement from the Debentureholders

18.1
A payment acknowledgement from a Series G Debentureholder, or supporting documentation from the TASE member that is transferring the sum, of the execution of the transfer or of execution of the transfer through the TASE Clearing House in respect of sums of the Principal and the interest, which were paid to it by the Trustee in respect of the Series G Debenture, shall release the Trustee by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.2
A payment acknowledgement from the Trustee of a deposit of the sums of the Principal and the interest with the Trustee in favor of the Debentureholders shall release the Company by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.3	Monies distributed as stated in clause 17 of the Deed shall be deemed payment on account of the repayment of the Debentures (Series G).

19.       Presentation of Debentures to the Trustee and recording in relation to a partial payment in the event that the Debentures are not traded on the TASE

19.1
At the time of any payment of interest or partial payment of Principal or interest, the Trustee shall be allowed to demand that Debentureholders present the Debenture Certificate to the Trustee in respect whereof the payments are being paid.

19.2	The Trustee shall be allowed to record a remark on the Debenture Certificate concerning the sums paid as stated above, and the payment dates thereof.

19.3
The Trustee shall be allowed, in any special case, at its discretion, to waive the presentation of the Debenture Certificate, after the Debentureholder has issued a letter of indemnity and/or sufficient surety to the Trustee, to the Trustee’s satisfaction, in respect of damages that are liable to be caused due to such remark not being recorded, all as the Trustee shall deem fit.

19.4	Notwithstanding that stated above, the Trustee shall be allowed, at its discretion, to keep records in any other manner regarding such partial payments.

20.       Investment of monies

All monies that the Trustee may invest pursuant to This Deed of Trust shall be invested by the Trustee in a bank/banks in Israel assigned a rating of ilAA and higher by Maalot or a corresponding rating by another Rating Company, in government bonds of the State of Israel or in daily bank deposits, under its name or to its order, and this, as it shall deem fit.

If the Trustee did so, it shall not be obligated to Entitled Parties in respect of those sums, apart from the proceeds that shall be received from realization of the investments, after deducting its fee and expenses, commissions and expenses relating to the said investment and to the management of the trust accounts, the commissions, and after deducting the compulsory payments applicable to the trust account, and the Trustee shall act with the balance of the monies as stated pursuant to the provisions of the clauses 14 and/or 15 above, as the case may be.

21.       The Company’s covenants to the Trustee; reports

The Company hereby covenants to the Trustee, until the full, final and precise clearance of the debt pursuant to the terms of the Debentures and the fulfillment of all of the rest of the Company’s covenants to the Debentureholders, as follows:

21.1	to be diligent about conducting the Company’s businesses in an orderly proper and efficient manner;

21.2	to register the Debentures for trading on the TASE;

21.3	Reports:

21.3.1
to notify the Trustee in writing as soon as possible and by no later than two (2) Business Days of the occurrence of any of the circumstances specified in clause 11 of This Deed or about any substantive information known by the Company that such circumstance is about to transpire, without taking into account the rectification periods specified in clause 11, if any;

21.3.2	to notify the Trustee in writing as soon as possible about any change in its name and/or address;

21.3.3
for as long as This Deed is in effect and by no later than fourteen (14) Business Days after the Trustee’s request, the Company shall issue a detailed written confirmation to the Trustee, signed by the Company’s CEO or by the Company’s CFO, regarding the Company’s compliance with the financial covenant specified above in clause 6. The Trustee shall rely on the Company’s confirmation and shall not be required to perform any additional examination on its behalf;

21.3.4
for as long as This Deed is in effect and by no later than ten (10) Business Days after the publication of the annual financial statements or the unaudited consolidated quarterly results of the Company, the Company shall issue a confirmation to the Trustee, signed by the Company’s CEO, that,  during the period from the date of the Deed and/or from the date of the previous confirmation delivered to the Trustee, whichever is later, and until the date of issue of the confirmation, no material breach of This Deed or of the terms of the Debentures exists on the part of the Company, unless otherwise expressly stated therein. It is clarified that that stated in this subclause in no way constitutes consent on the Trustee’s part to immaterial breaches of This Deed by the Company;

21.3.5	to give the Trustee any document or any information that the Company forwarded to the Debentureholders, if any;

21.3.6
by no later than fourteen (14) Business Days after the Trustee’s request, to cause the Company’s CEO or the Company’s CFO to forward to the Trustee and/or those people that the Trustee shall so instruct, any explanation, document, calculation or information concerning the Company, its businesses and/or its assets that shall be reasonably necessary, according to the Trustee’s judgment, for the examinations being conducted by the Trustee for the purpose of protecting the Debentureholders;

21.3.7
to keep orderly ledgers according to the generally accepted accounting principles, to retain the ledgers and documents used for them as supporting documents (including lien deeds, mortgages, invoices and receipts), and to enable the Trustee and/or any party that the Trustee shall appoint in writing for this purpose, to peruse any such ledger and/or document and/or confirmation as stated, by no later than 5 Business Days after the Trustee’s request;

21.3.8
In this regard, an “authorized representative of the Trustee” means anyone that the Trustee shall appoint for the purpose of such perusal, by written notice from the Trustee, which shall be delivered to the Company prior to such perusal, and which shall also include the Trustee’s confirmation that such appointed representative is obligated vis-à-vis the Trustee to safeguard the confidentiality of the information that shall come to the attention of that appointed representative during his activities for the Trustee. The Trustee shall safeguard the confidentiality of any information that is furnished to it by the Company, shall not disclose it to any other party and shall not make any use thereof, unless the disclose or use thereof is required for the purpose of fulfilling the Trustee’s role pursuant to the provisions of the Law, the Deed of Trust or pursuant to a court order. Forwarding of information to the Debentureholders, according to the Trustee’s reasonable judgment under the circumstances, shall not be deemed a breach of the duty of confidentiality;

21.3.9
to deliver to the Trustee or to its authorized representative (in respect whereof, the Trustee shall deliver notice of the appointment to the Company upon his appointment) by no later than fourteen (14) Business Days after the Trustee’s request, additional information concerning the Company (including explanations, documents and calculations concerning the Company, its businesses or its assets and information that, according to the Trustee’s reasonable judgment, is necessary to protect the rights of the Debentureholders) and to instruct its accountants and its legal advisers to do so, according to a reasonable request from the Trustee, and this, to the extent that, in the reasonable opinion of the Trustee, this information is needed for the purpose of exercising and implementing the authorities, powers and authorizations of the Trustee and its attorneys pursuant to This Deed, and subject to the confidentiality undertaking as stated in This Deed. Forwarding of the information to the Debentureholders, according to the Trustee’s reasonable judgment under the circumstances, shall not be deemed a breach of the duty of confidentiality. At the Trustee’s request, the Company shall notify the Trustee in writing about whether the furnished information falls within the scope of “insider information,” as this term is defined in the Securities Law;

21.3.10
to summon the Trustee to all of its general meetings (whether annual general meetings or extraordinary general meetings of the Company’s shareholders), without granting the Trustee a voting right during these meetings;

21.3.11
to issue to the Trustee, by no later than fourteen (14) Business Days after the Trustee’s request, a written confirmation, signed by an accountant, that all payments to the Debentureholders have been paid on time, and details of the balance of the par value of the Debentures in circulation;

2.12
to notify the Trustee, in a written notice signed by the senior financial officer, within five Business Days, of the execution of any payment of Principal to the Debentureholders and of the balance of the debt to the Debentureholders on that date (and after executing the payment).

21.4	Financial statements

To deliver to the Trustee audited annual financial statements and unaudited consolidated quarterly results by no later than the dates prescribed for this pursuant to the law, also in the event that the Company ceases to be a reporting corporation, as this term is defined in the Securities Law. In addition, to deliver to the Trustee by no later than 30 days from the date of This Deed of Trust a repayment schedule for payment of the Debentures (Principal and interest) in an Excel file.

21.5	Notifications through the “Magna” system

21.5.1
Any report or information that shall be published (in its entirety) by the Company through the “Magna” system shall be deemed compliance with the conditions of clauses 21.3 and 21.4 above. Notwithstanding that stated, at the request of the Trustee, the Company shall deliver a printed copy of such report or information to the Trustee. It is clarified that, unless otherwise expressly stated in This Deed and in the Addendum thereto, an Immediate Report published through the “Magna” system shall be deemed delivered to the Trustee.

21.5.2
The Trustee may instruct the Company to report any report through the “Magna” system on behalf of the Trustee, in the version to be forwarded in writing by the Trustee to the Company, accompanied by authorization from the Trustee to report on its behalf through the “Magna” system, and the Company shall be obligated to report such report.

21.6	Corporation that is not a reporting corporation

In the event that the Company shall cease to be a “reporting corporation,” as this term is defined hereunder, the Company shall deliver to the Trustee, in addition to that stated above in clause 21.3, annual, quarterly and immediate reports as required from a corporation that is not a reporting corporation pursuant to the provisions of chapter 4 of part 2 (management of investment assets and the provision of credit) in volume 5 (business management principles in a consolidated notice) (codex of regulations of the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance), as might be amended from time to time, with each report being signed by the Company's CEO or by the chief financial officer.

In this clause: “reporting corporation” is as this term is defined in the Securities Law.

22.       Additional covenants

After the Debentures (Series G) shall be called for immediate repayment, as defined in clause 11 of the Deed, the Company shall execute, from time to time and at any time so required by the Trustee, all reasonable actions in order to enable the exercise of all authorities given to the Trustee, and particularly, the Company shall perform the following operations, to the extent that they shall be reasonable:

22.1
the Company shall pay all sums to the Series G Debentureholders and to the Trustee that are due to them and/or that shall be due to them pursuant to the terms of the Deed of Trust, whether or not the due date for them has arrived (“acceleration”) within 30 days of the date of the notification;

22.2
the Company shall declare the declarations and/or sign all documents and/or execute and/or cause the execution of all operations needed and/or required pursuant to the Law for the purpose of validating the exercise of the authorities, powers and authorizations of the Trustee and/or its attorneys;

22.3	the Company shall issue all notices, orders and instructions that the Trustee shall deem beneficial and necessary.

22.4	the Company assist the Trustee in fulfilling its functions under the law and/or under This Deed.

23.       Reporting by the Trustee

23.1
Should the Trustee learn of a material breach of the Deed of Trust on the part of the Company, the Trustee shall notify the Debentureholders about the breach within a reasonable timeframe, and without delay, subject to the provisions of the Law. This obligation shall not apply if at issue is an event published by the Company in conformance with the Law.

23.2
Upon the publication of a shelf offering memorandum of the Debentures (Series G), the Trustee shall prepare and publish an annual report on the trusteeship’s affairs by the end of the second quarter of each calendar year (hereinafter: “the Annual Report”).

23.3	The Annual Report shall include details on the following matters:

23.3.1	current details of the course of affairs of the trusteeship during the past year;

23.3.2	a report of exceptional events relating to the trusteeship that occurred during the course of the past year.

The Annual Report shall be published by the Trustee (either itself or, at the request of the Trustee, through the Company) through the “Magna” system.

23.4	The Trustee shall be obligated to submit a report about activities that it performed pursuant to the provisions of the Securities Law and the Securities Regulations.

23.5	The Trustee shall update the Company before reporting pursuant to this clause.

23.6
The Trustee must submit a report regarding the actions it performed pursuant to the provisions of Chapter E1 of the Securities Law, at the reasonable demand of Holders of at least ten percent (10%) of the balance of the par value of the Debentures, within a reasonable timeframe from the date of the demand, all subject to the duty of confidentiality that the Trustee undertook towards the Company, as stated in section 35J (d) of the Law.

23.7
Upon the demand of Holders of more than 5% (five percent) of the balance of the par value of the Debentures, the Trustee shall provide the Holders with data and details of its expenses in connection with the trust that is the subject of the Deed of Trust.

23.8
Correct to the signing date of This Deed, the Trustee declares that it is insured under professional liability insurance at the sum of USD 10 million for the period (hereinafter: “the Sum of the Coverage”). If the Sum of the Coverage is reduced below USD 8 million for any reason before the full repayment of the Debentures (Series G), the Trustee shall update the Company by no later than 7 Business Days after the date on which it was informed by the insurer about the said reduction, so that it can publish an Immediate Report in this regard. The provisions of this clause shall apply until the date of entry into force of the regulations pursuant to the Securities Law, which will regulate the Trustee’s obligation to maintain an insurance cover. After the said regulations take effect, the Trustee shall be required to update the Company only in the event that the Trustee fails to comply with the requirements of the regulations.

24.       Special Authorities

24.1
Within the scope of carrying out the affairs of the trusteeship pursuant to This Deed, the Trustee may act according to the written opinion or advice of any lawyer, accountant, appraiser, assessor, surveyor, broker or other expert, whether such opinion or advice was prepared at the request of the Trustee and/or by the Company, and the Trustee shall not be liable vis-à-vis the Holders for any loss or damage that might be caused as a result of any action or omission by the Trustee while relying on such advice or opinion, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law, or with mala fides or maliciously. The Company shall bear the reasonable cost of employing any such expert who shall be appointed by the Trustee, provided that the Trustee issues prior notice to the Company of its intention to obtain an expert opinion or advice as stated, accompanied by details of the fee sought and the purpose of the opinion or advice (the Trustee will give the Company retroactive notice of such appointment, to the extent that giving prior notice might material prejudice the rights of the Holders) and the Company shall not object to such appointment.

24.2
Any such advice or opinion can be given, sent or received by letter, facsimile or by any other electronic means for transmitting information, and the Trustee shall not be liable in respect of actions it performed while relying on advice or opinions or information transmitted via one of the modes of transmission referred to above, even though errors occurred in them or they were not authentic, unless it had been possible to discern the errors or the inauthenticity by reasonable examination, and provided that the Trustee had not acted with negligence that is not exempted by law and/or with mala fides and/or maliciously and/or contrary to the provisions of This Deed. It is clarified that the documents shall be transmittable, and the Trustee may rely on them, only in the instance whereby they are received clearly and legibly. In any other instance, the Trustee shall be responsible for demanding the receipt thereof in a legible manner.

24.3
Subject to any law, the Trustee shall not be obligated to notify any party of the signing of This Deed and shall not be permitted to interfere in any way whatsoever in the management of the Company’s businesses or affairs. That stated in this clause in no way restricts the Trustee in relation to operations that it is required to perform in accordance with This Deed of Trust.

24.4
Subject to any law, the Trustee shall use the trusteeship, the authorizations and authorities vested it pursuant to This Deed at its discretion and shall not be liable vis-à-vis the Holders for any damage caused due to an error in judgment as aforesaid, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law or with mala fides or maliciously.

25.       The Trustee’s authority to employ delegates

Within the scope of managing the trusteeship’s businesses, the Trustee shall be allowed, should it become necessary, to appoint a delegate/delegates who shall act in its stead, whether a lawyer or other person, in order to perform or participate in the performance of special operations that must be performed in relation to the trusteeship and to pay a reasonable remuneration to any such delegate, at the Company’s expense, and, without derogating from the general purport of that stated above, the instituting of legal proceedings, provided that the Trustee notified the Company about an appointment of delegates as stated. The Company shall be allowed to object to the appointment of a particular delegate as stated, in the event that the delegate is a competitor, whether directly or indirectly, with the Company’s businesses (including companies consolidated in its financial statements) and/or in the event of a concern that the delegate might have a direct or indirect conflict of interests between his appointment and his roles as a delegate and his personal affairs, his other roles or his affiliations with the Company and with corporations under its control, and provided that the Company’s notice of objection, that includes reasonable objections, as stated is delivered to the Trustee by no later than 5 Business Days after the date of issue of the Trustee’s notice to the Company of its intention to appoint such a delegate. It is clarified that the appointment of such delegate in no way derogates from the Trustee’s liability in respect of its actions and the actions of its delegates.

26.       Indemnification of the Trustee

26.1
The Company and the Debentureholders (on the relevant record date, as stated hereunder in clause 26.6, each in respect of its undertaking as stated hereunder in clause 26.4) hereby undertake to indemnify the Trustee and all officers therein, its employees, delegate or expert that might be appointed pursuant to the provisions of the Deed of Trust and/or pursuant to a resolution passed during a meeting of the Debentureholders (“indemnitees”), provided that there shall not be double indemnity or compensation for the same matter, in respect of:

26.1.1
any reasonable expense and/or damage and/or payment and/or financial charge pursuant to a judgment or arbitrament (for which a stay of proceedings has not been issued) or pursuant to a compromise that has been concluded (and, insofar as the compromise concerns the Company, provided that the Company has consented to the compromise), when the cause of any thereof relates to operations performed by the indemnitees or operations that the indemnitees refrained from performing (as the case may be) or that they are required to perform by virtue of provisions of This Deed, and/or pursuant to any statute and/or by order of a competent authority and/or any law and/or pursuant to a demand from the Debentureholders and/or pursuant to a demand from the Company, and all in connection to This Deed of Trust; and

26.1.2
wages that are due to indemnitees and reasonable expenses that they incurred and/or are about to incur, including during the performance and/or exercise of authorities and authorizations pursuant to This Deed or by law or in relation to such operations, which, in their opinion, were necessary for the performance of the aforesaid;

26.1.3	and all, provided that one of the circumstances specified hereunder in clauses 26.1.4 through 26.1.9 have not transpired:

26.1.4	the matter in respect whereof the indemnity is being given cannot be postponed (without prejudicing their right to demand indemnity retroactively, if and insofar such entitlement arises);

26.1.5	was determined in a judicial decision whose execution was not delayed that the indemnitees had not acted with bona fides;

26.1.6
was determined in a judicial decision whose execution was not delayed  that the indemnitees acted other than within the scope of fulfilling their roles and/or other than in conformance to the provisions of the Law and/or other than pursuant to This Deed of Trust;

26.1.7	was determined in a judicial decision whose execution was not delayed that the indemnitees had acted negligently in a manner that is not exempted by law as shall be in effect from time to time;

26.1.8	was determined in a judicial decision whose execution was not delayed that the indemnitees had acted maliciously;

26.1.9
the indemnitees did not notify the Company in writing immediately upon learning about the charge, and did not enable the Company to manage the proceedings (apart from instances in which the proceedings are being managed by the Trustee’s insurance company, which bears the charge, insofar as any shall be imposed, or if the Company has a conflict of interests that prevents it from participating in such a proceeding). To dispel any doubt, in the event of a said conflict of interests, the Company reserves its right to institute any proceeding for the purpose of reserving its rights, including the filing of suitable motions with the court that is deliberating the case.

The indemnity undertakings pursuant to this clause 26.1 shall be called “the indemnity undertaking.”

26.2
Notwithstanding that stated above, even in the event of a claim against the indemnitees that they are not entitled to indemnity due to that stated above in subclauses 26.1.5 through 26.1.7, only the Trustee (and not the other persons entitled to indemnification, including its agents) is entitled, immediately upon its first demand, to the payment of the sum that is due to it in respect of the ‘indemnity undertaking.’ In the event of any judicial ruling (even if appealable) that the Trustee is not entitled to indemnity, the Trustee shall return the sums of the indemnity undertaking that were paid to it.

26.3
Without derogating from the validity of the ‘indemnity undertaking’ in the above clause 26.1, whenever the Trustee shall be obligated, pursuant to the terms of the Deed of Trust and/or by law and/or by order of a competent authority and/or any statute and/or at the demand of the Debentureholders and/or at the demand of the Company, to perform any action whatsoever, including, but not limited to, the institution of proceedings or the filing of lawsuits at the demand of the Debentureholders, as stated in This Deed, the Trustee shall be allowed to refrain from taking any action as stated, until it receives, to its satisfaction, a cash deposit from the Company to cover the indemnity undertaking and, in the instance whereby the Company shall not provide a cash deposit for any reason whatsoever, provided that the Trustee took reasonable actions necessary to collect the aforesaid amounts from the Company – then from the Debentureholders, to cover the indemnity undertaking (“the funding cushion”). The Trustee shall refer to the Debentureholders that were Holders on the record date (as stated hereunder in clause 26.6) and request that they deposit the sum of the ‘funding cushion’ with it, each on a pro rata basis (as this term is defined hereunder). In the instance whereby the Debentureholders do not actually deposit the entire sum of the ‘funding cushion,’ the Trustee shall be under no obligation to take action or to institute the relevant proceedings. That stated above in no way releases the Trustee from taking any urgent action that is necessary for the purpose of preventing a material adverse impact on the Debentureholders’ rights.

26.4	‘The indemnity undertaking’:

26.4.1
shall apply to the Company in any instance of: (1) actions that were performed or that were required to be performed pursuant to the terms of the Deed of Trust or for the purpose of protecting the Debentureholders’ rights; (2) actions that were performed or were required to be performed at the demand of the Company.

26.4.2
shall apply to the Holders that were Holders on the record date (as stated hereunder in clause 26.6) in any instance of: (1) actions that were performed at the demand of the Debentureholders (and excluding actions taken at the demand of Holders for the purpose of protecting the Debentureholders’ rights); and (2) nonpayment by the Company of all or any portion of the sum of the ‘indemnity undertaking,’ as the case may be, that applies to the Company pursuant to clause 26.1 above (subject to the provisions of clause 26.8 hereunder). It is clarified that the payment pursuant to this subclause (2) in no way derogates from the Company’s obligation to bear the indemnity undertaking pursuant to the provisions of clause 26.4.1.

26.5
In any instance whereby the Company shall not pay the sums required to cover ‘the indemnity undertaking’ and/or if the indemnity obligation applies to the Holders by virtue of the provisions of clause 26.4.2 above and/or the Holders were called to deposit the sum of the ‘funding cushion’ pursuant to clause 26.3 above, the following provisions shall apply:

26.5.1	The funds shall be collected in the following manner:

26.5.1.1
First – the sum shall be funded from the monies of the interest and/or Principal that the Company is required to pay to the Debentureholders after the date of the required action, and the provisions of clause 16 above shall apply. It is clarified that a demand as stated above in no way purports to advance and/or change the payment dates applying to the Company pursuant to This Deed. The Company shall not object to an action as stated except for reasonable reasons, and the Company shall be deemed as having fulfilled its covenants to the Holders with respect to a payment of Principal and/or interest pursuant to the provisions of This Deed on the date of transfer of such sums that shall be on account of payments of Principal and/or interest to the Debentureholders. Insofar as it shall be determined, subsequent to the transfer of the sum of the funding as stated above, that the Company had not been obligated to provide the funding, the Company shall be entitled to a relief of non-application of the provisions of this clause, so that no double payment shall be imposed on the Company in respect of the sum of the funding that was provided as stated above, or any other relief as shall be determined. That stated in no way releases the Company from its obligation to bear the payments of expenses and the fee as stated whenever it is required to bear them pursuant to This Deed or by law;

26.5.1.2
Second – insofar as, in the Trustee’s opinion, the sums deposited in the funding cushion are insufficient to cover the indemnity undertaking, the Holders that were Holders on the record date (as stated hereunder in clause 26.6) shall deposit the missing sum with the Trustee on a pro rata basis (as defined hereunder). The sum that each Holder shall deposit shall bear annual interest at the rate equivalent to the fixed interest rate on the Debentures (as stated in the First Addendum) and shall be paid according to the order of priority as stated hereunder in clause 26.8.

26.5.1.3
“Pro rata”: the relative portion of the Debentures that the Holder held on the relevant record date as stated hereunder in clause 26.6, out of the total par value in circulation on that date (after deducting Debentures being held by a Related Party). It is clarified that the calculation of the pro rata shall remain constant even if a change shall occur in the par value of the Debentures held by the Holder subsequent to that date.

26.6	The record date for determining the obligation of a Holder for the indemnity undertaking and/or the payment of the funding cushion is as follows:

26.6.1
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required due to an urgent resolution or action that is necessary in order to prevent a material adverse impact on the Debentureholders’ rights, and this, without an earlier resolution of a meeting of the Debentureholders,  the record date for the obligation is at the end of the Trading Day of the day when the action was taken or the resolution was passed and, if that day is not a Trading Day, then the preceding Trading Day.

26.6.2
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required pursuant to a resolution of a meeting of the Debentureholders, the record date for the obligation shall be the record date for participating in the meeting (as this date is specified in the notice summoning the meeting), and it shall also apply to a Holder who was not present or did not participate in the meeting.

26.7
A payment by the Holders in lieu of the Company of any sum imposed on the Company pursuant to this clause 26 in no way releases the Company from its obligation to bear the said payment, and the Trustee must act to collect these sums.

26.8	The Holders of the Debentures of the relevant series that bore the payments pursuant to this clause 26 shall be reimbursed according to the order of priority specified above in clause 14.

27.       Notices

27.1
Any notice on behalf of the Company and/or the Trustee to the Series G Debentureholders shall be issued by publishing a report through the “Magna” system. The Trustee shall be allowed to instruct the Company, and the Company shall be obligated, to immediately report any report through the “Magna” system on behalf of the Trustee, in the version as shall be forwarded in writing by the Trustee to the Company. In the instances requiring this by law, including in relation to a merger and an arrangement, the notice shall also be issued by way of publishing the notice in two daily newspapers with a wide circulation that are published in Israel in the Hebrew language. Any notice that shall be so published or transmitted shall be deemed as if delivered to the Debentureholders on the date of its publication as stated (through “Magna” or in the press, as the case may be).

27.2
Copies of notices that the Company shall issue to the Series G Debentureholders shall also be sent by the Company to the Trustee. It is clarified that such notices do not include current reports of the Company to the public through “Magna.” Copies of notices that the Trustee shall issue to the Debentureholders shall also be sent by the Trustee to the Company. The publication of notices as stated through “Magna” shall release the party publishing the notice from the obligation of sending a copy to the other party.

27.3
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Trustee to the Company may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Company shall instruct the Trustee as specified in This Deed, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Company three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Company on the first Business Day after the date of its delivery to the Company. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) shall be deemed as if received by the Company one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Company one Business Day after the date of its transmission

27.4
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Company to the Trustee may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Trustee shall instruct the Company in writing, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Trustee three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Trustee on the first Business Day after the date of its delivery to the Trustee. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) – one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Trustee one Business Day after the date of its transmission.

27.5
In the instance whereby the Company shall cease to be a “reporting corporation,” as this term is defined in the Law, any notice on behalf of the Company and/or the Trustee to the Debentureholders shall be issued by dispatch by registered mail according to the last addresses of the registered Holders of the Debentures as specified in the Register and/or by publishing the notice in two popular daily Hebrew-language newspapers in Israel. Any notice that shall be sent by mail as stated shall be deemed as if delivered to the Debentureholders three (3) Business Days after the delivery thereof by registered mail.

28.       Waiver, compromise and/or amendments to the Deed of Trust

28.1
Subject to the provisions of the Securities Law and the regulations enacted by virtue thereof, the Trustee shall be allowed from time to time and at any time, if it has been convinced that the amendment is not detrimental to the Debentureholders, to waive any breach and/or nonfulfillment of any of the terms of the Debentures or the Deed of Trust by the Company, other than those that relate to: the repayment terms of the Debentures; the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); a change in the payment dates of Principal and interest pursuant to the terms of the Debentures (excluding an extension of a payment date by a period not exceeding 7 days for each payment); collateral (if any were issued); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company’s negative pledge covenant; the conditions for a series expansion, causes for calling for immediate repayment and reports that the Company must provide to the Trustee. The provisions of this clause 28.1 shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.2
Subject to the provisions of the Securities Law and the regulations enacted by virtue thereof, and to prior approval by a resolution that shall be passed during a meeting of the Debentureholders attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Principal of the Debentures, or during an adjourned meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the said balance, and which was passed (during the original meeting or during the adjourned meeting) by a majority of the Holders of at least two-thirds (2/3) of the balance of the par value of the Principal of the Debentures being represented during the voting, the Trustee shall be allowed, whether before or after the Principal of the Debentures shall be payable, to reach a compromise with the Company in relation to any right or claim of the Debentureholders or any thereof, and to agree with the Company to any arrangement of their rights, including to waive any right or claim of the Trustee and/or of the Debentureholders or any thereof against the Company.

28.3	Subject to the provisions of the Law and the Companies Law, the Company and the Trustee may amend the terms of the Deed of Trust and/or the terms of the Debentures, if one of the following transpires:

28.3.1
If the Trustee has been convinced that the amendment does not prejudice the Debentureholders’ rights. The provisions of this subclause shall not apply to: a change with respect to dates and payments pursuant to the Debentures (apart from a technical change in dates or in the record date for the payment thereof); a change in the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company’s negative pledge covenant; the conditions for a series expansion; causes for calling for immediate repayment; and reports that the Company is required to issue to the Trustee. The provisions of this subclause shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.3.2
The proposed amendment has been approved by a resolution passed during a meeting of the Debentureholders, attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Debentures, by a majority of Debentureholders holding at least two-thirds (2/3) of the balance of the par value of the Debentures being represented during the voting, or by a majority as stated during a deferred Holders’ meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the balance as stated.

28.4	The Company shall deliver notice via Immediate Report to the Debentureholders about any such amendment pursuant to clause 28.1 or clause 28.3.1 above, as soon as possible after the execution thereof.

28.5
In any instance of the Trustee exercising its right pursuant to this clause, the Trustee shall be allowed to request that the Debentureholders deliver the Debenture Certificates to the Trustee or to the Company for the purpose of recording a remark on them regarding any such compromise, waiver, amendment or correction, and, at the Trustee’s request, the Company shall record such remark. In any instance of the Trustee exercising a right pursuant to this clause, the Trustee shall give notice of this to the Debentureholders in writing within a reasonable timeframe.

28.6
In relation to any notice on behalf of the Trustee to the Company, which requires the publication of an Immediate Report, the Trustee shall attach a letter authorizing the Company to report on its behalf.

29.       The register of the Debentureholders

29.1
The Company shall keep a separate Register of the Series G Debentureholders at its registered office, in conformance to the provisions of the Securities Law, which shall be open for the perusal of any person. The Company may close the Register from time to time for a period or periods not exceeding an aggregate of thirty days per year.

29.2	The Register of Series G Debentureholders shall constitute prima facie evidence of the accuracy of that recorded therein.

29.3
The Company shall not be required to record any notice in the Register of the Series G Debentureholders regarding an express, implied or expected trust, or lien or pledge of any kind whatsoever, or any equitable right, claim or offset or any other right relating to the Debentures (Series G). The Company shall recognize solely the ownership of the person under whose name the Debentures (Series G) were registered. His legal heirs, the administrators of estate or executors of the Will of the registered Holder and any person who shall be entitled to Debentures (Series G) due to the bankruptcy of any registered Holder (and if the Holder is a corporation – due to the liquidation thereof) shall be allowed to be registered as the Holders thereof after having given proofs that, in the Company’s opinion, shall suffice to prove their entitlement to be registered as the Holders thereof.

30.       Release

Once it shall be proven, to the satisfaction of the Trustee for the Debentures (Series G) that all of the Company’s covenants pursuant to This Deed have been fulfilled in full, then the Trustee shall be obligated, at the Company’s first demand, to take action pursuant to the terms prescribed in This Deed in relation to monies deposited in respect of those Debentures whose redemption was not demanded.

31.       Debentureholders’ meetings and urgent representation

31.1	The Debentureholders’ meetings shall be conducted as specified in the Second Addendum to This Deed.

31.2	An urgent representation shall be appointed, and its authorities shall be in accordance with the Third Addendum to This Deed.

32.       The Trustee’s fee

32.1
The Company shall pay a fee to the Trustee for its services, in accordance with that specified in Appendix B that is attached to This Deed. If a Trustee is appointed to replace a trustee whose incumbency has ended pursuant to sections 35.B.(a.1) or 35.N.(d) of the Securities Law, the Debentureholders shall bear the difference at which the fee of the incoming trustee as stated exceeds the fee that was paid to the outgoing Trustee, if the difference as stated is unreasonable, and the relevant provisions of the Law shall apply on the date of the replacement as stated.

32.2	Insofar as the Company shall be obligated by law to deposit a deposit to secure the Company’s reimbursement of the Trustee’s special expenses, the Company shall act in conformance to such provisions.

33.       Applicable law and sole jurisdiction

33.1	The law applicable to This Deed of Trust, inclusive of appendices thereto, is solely Israeli law.

33.2	The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute concerning This Deed of Trust.

34.       General

34.1
Without derogating from the other provisions of This Deed and of the Debentures, any waiver, extension, assumption, silence, refraining from action (“Waiver”) on the part of the Trustee in relation to a non-fulfillment or partial fulfillment or faulty fulfillment of any of the undertakings to the Trustee pursuant to This Deed and the Debenture, shall not be deemed a waiver on the part of the Trustee of any right, but rather, as consent that is limited to the extenuating circumstances under which it was given. Without derogating from the other provisions of This Deed and the Debenture, any amendment to undertakings to the Trustee requires the Trustee’s prior written consent pursuant to the provisions of the Deed. Any other consent, whether orally or by way of waiver and refraining from action or in any other way that is not in writing, shall not be deemed consent at all. The Trustee’s rights pursuant to this agreement are independent and are not interdependent, and they serve to supplement any right that the Trustee has and/or shall have by law and/or agreement (including This Deed and the Debenture).

34.2
To dispel any doubt, it is hereby clarified that that stated above in no way derogates from the obligations and rights of the Trustee pursuant to any law to take action to protect the Debentureholders’ rights.

35.       Addresses

The addresses of the parties shall be as specified in the recitals to This Deed, or any other address for which suitable written notice shall be given to the other party.

36.       The Trustee’s liability

36.1
Notwithstanding that stated in any law and anywhere in This Deed of Trust, insofar as the Trustee took action to fulfill its role with bona fides and within a reasonable timeframe, and clarified the facts that any reasonable trustee would have clarified under the circumstances, the Trustee shall not be liable towards a Series G Debentureholder for damage caused to it as a result of the Trustee exercising its judgment in conformance to the provisions of sections 35.H.(d.1.) or 35.I.1 of the Law, unless the plaintiff shall prove that the Trustee had acted with negligence that is not exempted by law. It is clarified that, insofar as a contradiction might arise between the provisions of this clause and any other provision in the Deed of Trust, the provisions of this clause shall prevail.

36.2
If the Trustee had acted with bona fides and without negligence, in conformance to the provisions of sections 35.H.(d.2) or 35.H.(d.3.) of the Law, then the Trustee shall not be liable as a result of performing the action as stated.

37.       Other agreements

The Trustee shall not be allowed to engage in various contracts or to execute transactions with the Company during the ordinary course of its businesses, unless, according to the Trustee’s judgment, they shall not constitute a conflict of interest with its office as the Trustee for the Debentures. Notwithstanding that stated above, the Trustee shall be able to serve as a trustee for other series of debentures of the Company.
38.       Authorization to report through the “Magna” system

Pursuant to the provisions of the Securities Regulations (Electronic Reporting and Signing), 5763 – 2003, the Trustee is hereby authorizing the authorized signatory in this regard on behalf of the Company to report electronically about This Deed of Trust to the Israel Securities Authority.

And in witness whereof, the parties have hereunto signed:

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Attorney’s confirmation

I, the undersigned, Maor David, an attorney of Partner Communications Company Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Partner Communications Company Ltd.

Maor David, Adv.

I, the undersigned, [___], an attorney of Hermetic Trust (1975) Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Hermetic Trust (1975)  Ltd.

[____], Adv.

Appendix A
Adjustment for a Change in the Interest Rate resulting from a Rating
Revision or a Breach of Financial Covenants

1.	Rating revision

The interest rate to be borne by the Debentures (Series G) shall be adjusted in respect of a revision of the rating of the Debentures, according to the mechanism described hereunder. It is emphasized that, insofar as the Debentures (Series G) shall be rated by more than one Rating Company, the examination of the rating for the purpose of adjusting the interest rate due to the rating revision (if and insofar as a rating revision shall occur as stated), shall be done, at any time, according to the highest rating between them. It is clarified that the Company is not undertaking that the Debentures shall be rated by more than one Rating Company at any time or at all.

A.
If the rating of the Debentures shall be revised during any interest period, so that the rating that shall be assigned to the Debentures (Series G) shall be downwardly revised by two or more notches (hereinafter: “the Downwardly Revised Rating”) below the rating on the issue date of the Debentures (hereinafter: “the Base Rating”), then the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased (provided that the rating was not upwardly revised back to the Base Rating, as stated hereunder in subclause 1) as follows: (a) in the event that the rating that shall be assigned shall be two notches lower than the Base Rating – the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased, so that it shall be equal to the Base Interest plus 0.5% (hereinafter: “the Interest Increment”); (b) in respect of another downrating by one or more notches below the downrating described above in subclause (a), the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall be increased by an additional annual increment of 0.25% in respect of each downrating by one notch. It is emphasized that a downrating by one notch below the Base Rating shall not trigger any change in the original interest rate. Every increase in the annual interest rate of the Debentures shall apply in respect of the period commencing as of the publication date of the new rating by the Rating Company until the full repayment of the balance of the outstanding Principal of the Debentures. The increase of the interest rate in respect of a downrating as stated shall be limited so that the maximum inclusive annual Interest Increment shall not, in any case, exceed 1% above the Base Interest Rate.

B.
If the interest rate was increased earlier in respect of a breach of a financial covenant as stated hereunder in clause 2, then the increase of the interest rate in respect of a downrating as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the Interest Increment in respect of the downrating, shall not, in any case, exceed 1% above the Base Interest Rate.

C.
No later than one Business Day after the receipt of the Rating Company’s notice of a downrating of the Debentures to the Downwardly Revised Rating, as defined above in subclause A., the Company shall publish an Immediate Report in which the Company shall report: (a) the matter of the downrating, the Downwardly Revised Rating and the effective date of the rating of the Debentures at the Downwardly Revised Rating (hereinafter: “the Downrating Date”); (b) the precise interest rate that the balance of Principal of the Debentures of the relevant series shall bear for the period as of the start of the current interest period and until the Downrating Date (the interest rate shall be annualized) (hereinafter: “the Original Interest Rate” and “the Original Interest Period,” respectively); (c) the interest rate that the balance of the Principal of the Debentures shall bear as of the Downrating Date and until the upcoming actual interest payment date; i.e.: the Original Interest Rate plus the rate of the Interest Increment for the year (the interest rate shall be annualized) (hereinafter: “the Updated Interest Rate”); (d) the weighted interest rate that the Company shall pay to the Debentureholders on the upcoming interest payment date, which derives from that stated in subclauses (b) and (c) above; (e) the annual interest rate that is reflected by the weighted interest rate; (f) the annual interest rate for the coming periods.

D.
If the effective date of the Downwardly Revised Rating of the Debentures shall occur during the timeframe beginning four days before the record date for any interest payment and ending on the date of the interest payment closest to the aforesaid record date (hereinafter: “the Deferment Period”), then the Company shall pay only the Original Interest Rate to the Debentureholders on the upcoming interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall announce the precise interest rate for payment on the next interest payment date in an Immediate Report.

E.
In the event of a rating revision of the Debentures by the Rating Company, in a manner that will affect the interest rate to be borne by the Debentures as stated above, the Company shall notify the Trustee of this in writing within one Business Day of the publication date of the Immediate Report as stated.

F.
It is clarified that if, subsequent to the downrating in a manner that affected the interest rate to be borne by the Debentures (Series G) as stated above, the Rating Company shall upwardly revise the rating of the Debentures (Series G) (hereinafter: “the Upwardly Revised Rating”), then the interest rate shall be reduced by the rate of 0.25% in respect of each uprating by one notch, up to a rating that is two notches lower than the Base Rating, and by the inclusive rate of 0.50% in respect of an uprating from a rating that is two notches lower than the Base Rating up to the Base Rating. In such instance, the Company shall act according to that stated above in subclauses (B) through (D), mutatis mutandis, that derive from the Upwardly Revised Rating replacing the Downwardly Revised Rating.

G.
To dispel any doubt, it is clarified that a change in the rating outlook of the Debentures and/or the inclusion of the Company’s Series of Debentures on the Rating Company’s Credit Watch list, or any other similar action being performed by the Rating Company, shall not cause a change in the interest rate to be borne by the Debentures (Series G).

H.
Notwithstanding that stated in this appendix, a downrating of the Debentures (Series G) being done within the scope of a rating revision resulting solely from a change in the Rating Company’s methodology shall not cause a change in the interest rate to be borne by the Debentures (Series G).

I.
It is clarified that an adjustment of the interest rate pursuant to this appendix shall not affect the possibility of calling for the immediate repayment of the Debentures (Series G) upon the occurrence of that stated in clause 11.18 of the Deed.

J.
It is also clarified that, insofar as a meeting of the Debentureholders shall decide to call the Debentures for immediate repayment as a result of the downrating, as stated in clause 11.18 of the Deed of Trust, the Principal of the Debentures shall cease to bear an Interest Increment in respect of a rating as of the date of the resolution by the meeting as stated.

2.	Breach of the financial covenant

A.
Insofar as the Company shall breach the financial covenant specified in clause 6 of the Deed, according to the Company’s audited financial statements or unaudited consolidated quarterly results that the Company shall publish, as the case may be, the annual interest rate to be borne on the balance of the outstanding Principal of the Debentures shall increase by the rate of 0.25% per annum in respect of the breach, above the interest rate that shall be in effect at that time, before the change, and this, in respect of the period beginning as of the publication date of the financial statements that report the breach (hereinafter: “the Date of the Breach”), and until the full repayment of the balance of the outstanding Principal of the Debentures or until the publication date of financial statements of the Company that report that the Company is complying with the financial covenant, whichever is earlier. For the avoidance of doubt it is clarified that for the purpose of this clause alone, the remedy period of two quarters will not be taken into account.

B.
It is clarified that the interest rate shall increase only once in respect of any breach of that same financial covenant, if a breach as stated shall occur, and the interest rate shall not be increased a second time in the event that the breach of that same financial covenant shall continue.

C.
If a breach as stated shall occur, the Company shall publish an Immediate Report by no later than one Business Day after the publication of the Company’s audited financial statements or its unaudited consolidated quarterly results (as the case may be) that report a breach as stated, in which the Company shall report: (a) the noncompliance with its said covenant, while specifying the relevant data on the publication date of the financial statements; (b) the precise interest rate that the balance of the Principal of the Debentures (Series G) shall bear for the period from the beginning of the current interest period until the Date of the Breach (the interest rate shall be annualized) (hereinafter in this clause: “the Original Interest Rate”); (c) the interest rate that the balance of the Principal of the Debentures (Series G) shall bear as of the Date of the Breach and until the date of the upcoming interest payment; i.e., the Original Interest Rate plus the rate of the Interest Increment (the interest rate shall be annualized), and this, insofar as the interest rate was not increased earlier in respect of a downrating as stated above in clause 1, since, in that case, the increase in the interest rate in respect of the breach as stated shall be limited so that the annual Interest Increment shall not, in any case, exceed 1%; (d) the weighted interest rate that the Company shall pay to the Series G Debentureholders on the upcoming interest payment date that derives from that stated above in subclauses (b) and (c); (e) the annual interest rate that is reflected in the weighted interest rate; and (f) the annual interest rate and the interest rate for the subsequent periods (the interest for the period shall be calculated as the annual interest rate divided by 2).

D.
If the Date of the Breach shall occur during the Deferment Period, then the Company shall only pay the Original Interest Rate to the Debentureholders on the next interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall report the precise interest rate for payment on the next interest payment date in an Immediate Report.

E.
In the event that, subsequent to the breach, the Company shall publish its audited financial statements or its unaudited consolidated quarterly results, as the case may be, and, according to them, the Company is complying with the financial covenant, then the interest rate that the Company shall pay to the Series G Debentureholders on the relevant interest payment date shall be reduced, and this, in respect of the period during which the Company complied with the financial covenant, which shall begin on the publication date of the financial statements reporting compliance with the financial covenant, so that the interest rate that shall be borne on the outstanding balance of the Principal of the Debentures (Series G) shall be the Base Interest Rate without any increment (and, in any case, the interest rate to be borne on the Debentures shall not diminish below the Base Interest Rate).

F.
If the interest rate was increased earlier in respect of a downrating as stated above in clause 1, then the increase of the interest rate in respect of a breach of the financial covenant as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the increment in respect of a downrating shall not, in any case, exceed 1% above the Base Interest Rate.

G.
Insofar as the Debentures shall be called for immediate repayment as stated in clause 11.16, no Interest Increment shall apply whatsoever in respect of the breach of the financial covenant as of the date that immediate repayment is called.

Appendix B
The Trustee’s Fee Agreement

1.	The Company shall pay a fee to the Trustee for its services, pursuant to the Deed of Trust, as specified hereunder:

1.1	An annual payment in respect of the first year of the trusteeship at the sum of NIS 12,500.

1.2	As annual payment in respect of each additional year of the trusteeship, as of the start of the second year of the trusteeship, at the sum of NIS 12,500 per annum.

The sums in clauses 1.1 and 1.2 above shall be called hereinafter jointly: “the Annual Fee.”

1.3
The Annual Fee shall be paid to the Trustee at the beginning of each year of the trusteeship, within 30 days of the date of issue of the payment demand by the Trustee. The Annual Fee shall be paid to the Trustee in respect of the period until the end of the period of the trusteeship pursuant to the terms of the Deed of Trust, even if a receiver and/or receiver-administrator was appointed to the Company and/or if the trusteeship pursuant to the Deed of Trust shall be managed under the supervision of a court.

1.4	To dispel any doubt, the said Annual Fee shall also include a fee in respect of any series expansion, if any.

2.	If the Trustee’s incumbency expires, as stated in the Deed of Trust, the Trustee shall not be entitled to the payment of its fee as of the expiration date of its incumbency.

3.
The Trustee is entitled to reimbursement of those expenses that it shall incur within the scope of fulfilling its role and/or by virtue of the authorities being vested it pursuant to the Deed of Trust, including in respect of advertising in newspapers, provided that, in respect of expenses for expert opinions, as specified in the Deed of Trust, the Trustee shall issue advance notice of its intention to obtain an expert opinion.

4.
Without derogating from the general purport of that stated above in clause 1 (all subject to the provisions of the Deed of Trust), the Trustee shall be entitled to the payment of a fee at the sum of NIS 550 per hour of work that might be required from the Trustee in respect of:

4.1	actions deriving from a breach of the Deed by the Company;

4.2	actions relating to the calling of the Debentures for immediate repayment and/or actions relating to a resolution of a Debentureholders’ meeting to call the Debentures for immediate repayment;

4.3
special actions that shall be required or that it shall need to perform for the purpose of carrying out its roles pursuant to This Deed in relation to the Debentureholders’ rights, including the convening of Debentureholders’ meetings as stated in This Deed;

4.4
special work (including, but not limited to, work required due to a restructuring of the Company or work due to a demand of the Company) or in respect of the need to perform additional actions for the purpose of carrying out its role as a reasonable trustee, due to a future amendment to laws and/or regulations and/or other binding instructions, which shall apply in relation to the Trustee’s activities and responsibility pursuant to This Deed of Trust;

4.5	actions relating to the registration and/or removal and/or replacement and any other action relating to collateral, insofar as any was issued.

5.	In respect of every annual meeting of the Company’s shareholders in which the Trustee shall take part, an additional fee of NIS 500 per meeting shall be paid.

6.
If amendments shall be made to provisions of the Law resulting in the Trustee having to perform actions and/or examinations and/or to prepare additional reports, the Company undertakes to bear all of the reasonable expenses that the Trustee shall incur as a result, including a reasonable fee in respect of these actions.

7.
The Company shall bear any payment and/or expense involved in the Debentures, from the issue thereof until their final repayment. These expenses include, inter alia, fees of service-providers, such as lawyers, underwriters, economic advisors, etc., insofar as they shall be hired, taxes and levies that are not imposed on Debentureholders by virtue of the Law.

8.	VAT, if applicable, shall be added to payments that are due to the Trustee, pursuant to the provisions of this appendix and shall be paid by the Company.

9.
The said sums in this agreement are upwardly linked to the Consumer Price Index, with the base index being the CPI published on the signing date of the Deed of Trust, but, in any case, no sum shall be paid that is lower than the sum stipulated in this agreement.

10.
The Company shall bear all payments in this appendix; however, if the Trustee is replaced due to its trusteeship not being ratified, as specified in clause 3.3 of the Deed of Trust, or due to a resolution of the Debentureholders, as specified in that same clause, the Debentureholders of the same series shall bear the difference by which the fee of the trustee so appointed shall exceed the fee paid to the Trustee being replaced, if such difference is unreasonable; insofar as provisions by virtue of chapter E.1. of the Securities Law shall be prescribed regarding an unreasonable difference, they shall apply as an integral part of this clause and shall supersede that stated therein.

The Holders shall bear the difference as stated by way of offset of the pro rata of the difference from any payment that the Company shall pay to the Debentureholders, pursuant to the terms of the Deed of Trust and by transfer thereof by the Company directly to the Trustee.

11.
That stated in other clauses of This Deed regarding coverage of expenses and costs pertaining to the Trustee’s activities serves to supplement that stated in this appendix. In any instance of a contradiction between provisions of this appendix and provisions of the Deed of Trust, the provisions of the Deed of Trust shall prevail.

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Appendix C
The Trustee’s Roles

Routine roles

1.
Examinations according to the Company’s reports that were published through “Magna” (“the Company’s Public Reports) and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of This Deed:

1.1	that the payments of the Principal and the interest by the Company have been paid on time;

1.2
that the Company's uses of the proceeds of the issue meet the targets set forth in the Deed of Trust and/or the chapter dealing with the purpose of the consideration in the issuance prospectus, if any.

1.3	whether any grounds have arisen for calling for immediate repayment based on the Company’s Public Reports.

2.	Summoning of meetings of the Debentureholders pursuant to the provisions of clause 3 of the Deed of Trust.

3.	Participation (including via electronic means) in meetings of the Company’s shareholders.

4.	Preparing an Annual Report of the trusteeship’s affairs as stated in clause 23 of the Deed of Trust and making it available for perusal by the Debentureholders.

5.
Notice to the Debentureholders of a material breach of this Deed by the Company immediately after it becomes aware of the breach and a notice of the steps taken to prevent it or to fulfill the Company's undertaking, as the case may be.

6.	Examination of the Company’s Public Reports and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of The Deed of Trust:

6.1	that the Company is fulfilling all of its covenants prescribed in the Deed of Trust and the Debenture;

6.2	that the Company is complying with the financial covenant prescribed in the Deed of Trust;

6.3	whether any change has occurred in the Company’s rating or in the rating of the Debentures, insofar as they were rated.

7.
Notifying the Debentureholders about a material breach of the Deed of Trust on the part of the Company shortly after becoming aware of the breach, and notifying them about the measures that it took to prevent it or for the fulfillment of the Company’s covenants, as the case may be.

Special roles

8.
Taking all actions required for the purpose of ensuring that the Company fulfills its covenants to the Debentureholders, including examination of the Company’s compliance with its covenants to the Debentureholders up until the date of the examination.

9.
Implementing resolutions of a meeting of the Debentureholders that impose an obligation on the Trustee and implementing all proceedings and actions required for the purpose of protecting the Debentureholders’ rights, after indemnification has been provided to the Trustee, which is needed for the implementation and institution thereof,  insofar as required. Without derogating from that stated above, whenever the Trustee shall be obligated, pursuant to the terms of the Deed of Trust and/or by law and/or pursuant to an instruction from a competent authority and/or any law and/or at the demand of the Debentureholders and/or at the demand of the Company, to perform any action, the Trustee shall not be allowed to abstain from taking such action, including when indemnification as stated was not provided, and provided that at issue is an urgent action that is necessary for the purpose of preventing a material change in the Holders’ rights.

10.	Taking urgent actions that are necessary to prevent material prejudice to the Debentureholders’ rights when waiting to convene a meeting is not possible.

11.	Enabling the Company to conduct preliminary, nonpublic negotiations with the Debentureholders, in the event that the Company is planning to forward requests or proposals to the Debentureholders.

12.
In the event that the Trustee believes that there is reasonable concern that the Company will not meet its existing and expected obligations when the time comes to fulfill them, it can examine the circumstances that give rise to such concern and act to protect the Holders in the manner that it deems appropriate; and it may examine whether the said circumstances derive from actions or transactions executed by the Company, including a distribution as defined in the Companies Law, which was executed while violating the Law; however, the Trustee shall not conduct such an examination if an expert has been appointed to Holders of the liability certificates, as defined in section 350R of the aforesaid Law, whose job it is to conduct it.

13.	Paying monies to the Debentureholders out of the security cushion that were deposited with the Trustee, insofar as such a cushion was deposited.

14.	Distributing monies to the Debentureholders that were received by the Trustee pursuant to that prescribed in the Deed of Trust that the Debentureholders are entitled to receive.

15.	Conducting negotiations on behalf of the Debentureholders with the Company for amendments to the terms of the Debentures.

16.	Supervising the process of exercising the Debentureholders’ rights in any instance when a functionary is appointed over the Company or over its assets.

* * *

Partner Communications Company Ltd.

First Addendum to the Deed of Trust
Debenture (Series G) (hereinafter: “the Debenture”)

REGISTERED DEBENTURE.
Number: _______.
Par value of This Certificate: NIS ______.

1.
THIS DEBENTURE attests that Partner Communications Company Ltd. (“the Company”) shall pay payments of Principal and interest on the repayment date, as this term is defined in the Terms and Conditions Overleaf, to whomever shall be the Holder of the Debenture on the record date, and all being subject to that specified in the Terms and Conditions Overleaf and the Deed of Trust

2.
This Debenture is being issued as part of a series of the Company’s debentures under terms identical to the terms of This Debenture (“the Debenture Series”), which is being issued pursuant to a deed of trust (“the Deed of Trust”) dated _____,  which was signed between the Company and Hermetic Trust (1975) Ltd. (“the Trustee”).

3.	All of the Debentures in the Debenture Series shall be pari passu, inter se, without any preferential right of one over the other.

4.
This Debenture is being issued subject to the conditions specified in the Terms and Conditions Overleaf and in the Deed of Trust, which constitute an integral part of the Debenture and shall be binding upon the Company and the Debentureholders included in the Debenture Series.

Signed and stamped by the Company on __________________

__________________________________

Partner Communications Company Ltd.

Terms and Conditions Overleaf

1.         General

The terms in This Debenture shall have the meanings ascribed to them in the Deed of Trust, unless the context implies another intention. Furthermore, the following terms shall have the definitions appearing alongside them, unless the context implies another intention:

“The Debentureholders” and/or “the Owners of the Debentures” and/or “Holders” and/or “Entitled Parties”	–	As this term is defined in the Securities Law.
“Registered Holder”	–	Any party that has Debentures registered to its credit in the Register of the Debentureholders.
“Unregistered Holder”	–
Any party that has Debentures registered to its credit with a TASE member and those Debentures are included among the Debentures registered in the Register of the Debentureholders under the name of the Nominee Company.

“The Tender”	–	The tender during which the Debentures (Series G) shall be offered to the public;
“The TASE Clearing House”	–	The Clearing House of the Tel-Aviv Stock Exchange Ltd.

2.         The Principal of the Debentures (Series G)

2.1
The Company shall issue pursuant to the Prospectus and the Shelf Offering Memorandum a series of registered Debentures (Series G), of NIS 1 par value each, which are payable in six payments, whereby each of the first four payments shall constitute 10% of the inclusive par value of the Principal of the Debentures, the fifth payment shall constitute 20% of the inclusive par value of the Principal of the Debentures and the sixth payment shall constitute 40% of the inclusive par value of the Principal of the Debentures.  All payments of the Principal shall be paid on June 25 of each of the years 2022 through 2027 (inclusive).

2.2
The Debentures (Principal and interest) are not linked to any index or to any currency. For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) and as a result of noncompliance with a financial covenant, see Appendix A to the Deed of Trust. It is clarified that according to the TASE regulations and directives, the linkage method cannot be changed.

2.3	The Debentures shall not be convertible into shares of the Company.

3.         The interest on the Debentures (Series G)

3.1
The balance of the Principal of the Debentures (Series G), as it shall be from time to time, shall bear fixed interest at a rate of 3.9% (hereinafter: “the Base Interest Rate”). The interest in respect of the Debentures shall be paid annually, on June 25 of the years 2022 through 2027 (inclusively) in respect of the period of 12 (twelve) months ending on the payment date (except for the first interest period as specified hereunder) so that the first payment shall be paid on June 25, 2020 and the last payment shall be paid on June 25, 2027. All this, apart from the payment in respect of the first interest period, which shall be paid on June 25, 2020, in relation to which, the interest shall be paid in respect of the period beginning on the Trading Date after the date of the public Tender and ending on the first payment date of the interest, being annualized according to the number of days in this period.

3.2
The interest rate in respect of the first interest period of the Debentures shall be specified in a report that the Company shall publish reporting the results of the Tender for the issue of the Debentures.

3.3	The payment of the interest that shall be paid on every interest payment date shall be calculated according to the annual interest rate.

3.4
The last payment of the interest on the Principal of the Debentures (Series G) shall be paid together with the last payment on account of the Principal of the Debentures (Series G), and this, against the surrender of the Series G Debenture Certificates to the Company.

3.5	For details about a change in the interest rate as a result of a downrating of the Debentures (Series G) and/or in respect of a breach of a financial covenant, see Appendix A to the Deed of Trust.

4.         Payments of the Principal and the interest of the Debentures

4.1
The payments on account of the interest of the Debentures (Series G) shall be paid to those persons whose names shall be recorded in the Register of the Debentures (Series G) on June 19 in respect of payments being paid on June 25, preceding the payment date of that payment during each of the years 2020 through 2027 (“the Record Date of the Debentures (Series G)”), with the exception of the last payment of the interest and the payment of the Principal, in respect whereof that stated hereunder shall apply.

The last payment of the interest and the payment of the Principal (i.e., the payment on June 25, 2027) shall be paid to those persons whose names shall be recorded in the Register on the payment date of the Principal, and shall be paid against the surrender of the Series G Debenture Certificates to the Company, on the payment date, at the Company’s registered office or at any other location that the Company shall so notify. The Company’s notice as stated shall be published by no later than five (5) Business Days prior to the last payment date.

4.2
It is clarified that any party not recorded in the Register of the Debentures (Series G) on the Record Date of the Debentures (Series G) shall not be entitled to an interest payment in respect of the interest period that began prior to that date.

4.3
In any instance whereby the payment due date of Principal and/or interest shall fall on a day other than a Business Day, the payment date shall be deferred until the first subsequent Business Day, without any additional payment, and the Record Date for the purpose of determining the entitlement to interest shall not change as a result.

4.4
The payment to Entitled Parties shall be executed by way of cheques or bank transfer to the credit of the bank account of those persons whose names shall be recorded in the Register of the Debentures (Series G), and which shall be specified in particulars to be timely delivered in writing to the Company, according to that stated hereunder in clause 4.5. If the Company shall be unable to pay any sum to which Entitled Parties are entitled, for a reason not dependent upon the Company, the provisions of clause 17 of the Deed of Trust shall apply.

4.5
A Series G Debentureholder shall notify the Company of the bank account details for crediting payments to that Holder pursuant to the Debentures (Series G) as stated above, or about any change in the said account details or in its address, as the case may be, by written notice to be sent by registered mail to the Company. However, the Company shall be required to act according to the Holder’s notice regarding such change, only if it arrived at its registered office at least fifteen (15) Business Days before the date scheduled for the payment of any payment pursuant to the Debenture. In the event that the notice shall be received by the Company at a delay, the Company shall act according thereto only in relation to payments whose payment dates fall after the payment date closest to the date of receipt of the notice.

4.6
If a Debentureholder entitled to such payment as stated did not deliver details about its bank account in timely fashion to the Company, any payment on account of the Principal and the interest shall be executed by cheque, which shall be sent by registered mail to its last address recorded in the Register of the Debentures (Series G). The mailing of a check to an Entitled Party by registered mail as stated shall be deemed, for all intents and purposes, to be payment of the sum stipulated therein on the date of its dispatch by mail, provided that it shall be paid upon proper presentation for collection.

4.7	Any compulsory payment, to the extent required by law, shall be deducted from any payment in respect of the Debentures (Series G).

5.         Prevention from paying, for a reason not dependent upon the Company

For provisions regarding a prevention from paying due to a reason not dependent upon the Company, see clause 17 of the Deed of Trust.

6.         Debenture Certificates and Splitting of Certificates

6.1
Every Debenture Certificate may be split into a number of Debenture Certificates so that the total of the sums of the Principal stipulated in them is equal to the sum of the Principal stipulated in the Certificate whose split is being requested, provided that certificates as stated shall be issued at a minimum quantity of NIS 1,000 (one thousand) par value, or at multiples of this quantity, together with one additional certificate in respect of the balance (if any).

6.2
A splitting of a Debenture Certificate as stated shall be executed according to a split application signed by the Owner of the Debentures according to the Certificate or by its legal representatives, which shall be delivered to the Company at its registered office, attaching the Debenture Certificate whose split is being requested.

6.3
The split shall be executed within seven (7) days after the end of the month during which the Certificate was delivered to the Company’s registered office. Each of the new Debenture Certificates to be issued following the split shall be at par value sums in whole New Shekels.

6.4	All expenses involved in the split, including taxes and levies, if any, shall apply to the split applicant.

7.         Transfer of the Debenture

7.1
The Debentures are transferable in relation to any par value sum, provided that it shall be in whole New Shekels. Any transfer of the Debentures that is not carried out on the TASE shall be executed according to a transfer deed drawn up in the customary version for a share transfer, properly signed by the Holder or its legal representatives, and by the recipient of the transfer or its legal representatives, which shall be delivered to the Company at its registered office, attaching the Debenture Certificates being transferred pursuant thereto, and any other reasonable proof that shall be required by the Company for the sake of proving the transferor’s right to transfer them.

7.2
Subject to that stated above, the procedural provisions included in the Company’s Articles of Association regarding the mode of transferring shares shall apply, mutatis mutandis, as the case may be, to the mode of transfer of the Debentures and the assignment thereof.

7.3
If any compulsory payment shall apply to the transfer deed of the Debentures, the party requesting the transfer must deliver reasonable proofs of the payment thereof to the Company, which shall be to the Company’s satisfaction.

7.4
In the event of a transfer of only a portion of the sum of the Debenture Principal stipulated in this Certificate, the Debenture Certificate must first be split pursuant to the provisions of clause 6 above, into the number of Debenture Certificates so required, in such manner that the total sums of the Principal stipulated in them shall be equal to the sum of the Debenture Principal stipulated in the said Debenture Certificate.

7.5
After the fulfillment of all of these conditions, the transfer shall be recorded in the Register, and all of the conditions specified in the Deed of Trust and in the Debenture in relation to the same series shall apply to the transferee.

7.6	All expenses and fees involved in the transfer shall apply to the party requesting the transfer.

8.         Immediate repayment and arrears interest

For details about a right to call the Debentures (Series G) for immediate repayment, see clause 11 of the Deed of Trust.

Any payment on account of Principal and/or interest that shall be paid at a delay exceeding 5 Business Days after the date scheduled for the payment thereof pursuant to the Debentures (Series G) and this, for reasons that are dependent upon the Company, shall bear arrears interest as of the payment due date and until the actual payment date. In this regard, “arrears interest” means an annual interest increment at the rate of 3%, which shall be added to the interest rate applying at that time to the Debentures (Series G), and all, on an annual basis, which shall be calculated according to the number of days of the arrears according to 365 days per year (“the Arrears Interest”). The Company shall announce the rate of the Arrears Interest that accrued (if accrued) and the payment date as stated, in an Immediate Report two (2) Trading Days before the actual payment date.

9.         Amendments to the terms of the Debenture

No amendment, waiver and/or compromise in relation to any matter pertaining to the terms of the Debenture and the rights deriving from it shall have any validity unless executed in conformance to that stated in clause 28 of the Deed of Trust.

10.       Payment acknowledgements from the Debentureholders

For the purposes of this clause, the provisions of clause 18 of the Deed of Trust shall apply.

11.       Replacement of the Debenture Certificate

In the event that the Debenture Certificate shall become worn, be lost or destroyed, the Company shall be allowed to issue a new Certificate of the Debentures in its place, and this, according to the conditions that the Company shall require relating to proof, indemnification and coverage of the expenses caused to the Company for the purpose of clarifying the right of ownership of the Debentures, as the Company shall deem fit, provided that, in the instance of wear and tear, the worn Debenture Certificate shall be returned to the Company before it issues the new Certificate. Taxes and other expenses involved in the issuance of the new Certificate shall apply to the Debentureholder requesting the said Certificate.

12.       Applicable law and jurisdiction

The law applicable to The Deed of Trust, inclusive of appendices thereto, is solely Israeli law. The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute pertaining to the Deed of Trust and the Debenture. In any instance of a contradiction between the provisions described in the Prospectus in relation to the Deed of Trust and/or the Debentures, the provisions of the Deed of Trust shall prevail.

13.       Notices

Notices shall be issued according to that stated in clause 27 of the Deed of Trust.

14.       The Register of the Debentureholders

For provisions regarding the Register of the Debentureholders, see clause 29 of the Deed of Trust and provisions of the Securities Law.

* * *

Partner Communications Company Ltd.

Second Addendum
General Meetings of the Debentureholders

Subject to the provisions of the Securities Law and This Deed of Trust, the convening of a Debentureholders’ meeting, the mode of conducting it and various conditions pertaining thereto, shall be as stated hereunder:

Summoning of a meeting

1.
The Trustee shall convene a meeting of the Debentureholders if it deems it necessary, or at the written request of one or more of the Debentureholders holding at least five percent (5%) of the balance of the par value of the Debentures from the same series. In the event that those requesting the summoning of a meeting are the Debentureholders, the Trustee shall be allowed to demand indemnification from the requesting Debentureholders, including in advance, for the reasonable expenses involved therein.

2.
The Company may summon the Debentureholders to a Debentureholders’ meeting. If the Company summons such a meeting, it must send written notice of this to the Trustee of the venue, date and time of the meeting, as well as of the matters to be raised for discussion therein.

3.
The Trustee shall summon a Holders’ meeting within 21 days of the date that the demand to convene it was submitted to it, for a date to be specified in the invitation, provided that the convening date shall not be earlier than seven days or later than 21 days after the date of the summons; however, the Trustee may shorten the timing for convening the meeting to at least one day after the date of the summons, if the Trustee believes that it is necessary for the purpose of protecting the Holders’ rights, and subject to the provisions of clause 15 hereunder; (should the Trustee do so, the Trustee shall explain the reasons for advancing the convening date in the report summoning the meeting).

4.	The Trustee may change the convening date of the meeting.

5.
If the Trustee does not convene a Holders meeting, in accordance with a Holder's request, within the timeframe as stated above in clause 4 of this Appendix, a Holder of a liability certificate (subject to that stated above in clause 2 of this Appendix) may convene the meeting, provided that the date of the meeting shall be within 14 days after the timeframe for summoning the meeting by the Trustee, and the Trustee shall bear the expenses incurred by the Holder in connection with the convening of the Meeting.

6.
Whenever it is not possible, in practical terms, to convene a Holders’ meeting or to conduct it in the manner defined in the Deed of Trust or in the Securities Law, the court may, at the request of the Company, of the Debentureholder that is entitled to vote during the meeting or of the Trustee, instruct that a meeting shall be convened and conducted in the manner determined by the court, and the court may issue additional instructions for this purpose insofar as it shall deem it appropriate.

7.	The Trustee is entitled, at its discretion and subject to any law, to hold voting meetings in which votes shall be taken by means of ballot papers and without convening the Holders.

Announcement of the convening of a meeting

8.	An announcement of a Holders’ meeting shall be published according to the provisions of the Securities Law as they shall be from time to time and shall be delivered to the Company by the Trustee.

9.	The announcement of the meeting shall include the agenda, the proposed resolutions and arrangements regarding voting by ballot paper pursuant to the provisions of clause 22 hereunder.

Defects in the Convening of a Meeting

10. a.
At the request of a Holder of liability certificates, the Court may order the annulment of a resolution passed during a Holders’ meeting that was convened or conducting without fulfilling the conditions prescribed for this pursuant to the Law or pursuant to the Deed of Trust.

b.
If the defect in the convening relates to the announcement of the place or date of the meeting, a Holder of liability certificates who arrived at the meeting, notwithstanding the defect, shall not be entitled to demand the annulment of the resolution.

The meeting agenda

11.
The Trustee shall decide the agenda of a Holders’ meeting, which shall include items that require the convening of a Holders’ meeting pursuant to clause 3 of the Deed and/or clause 1 above, and any topic requested by a Holder as stated in clause 1.

12.
One or more Holders holding at least five percent (5%) of the balance of the par value of the Debenture Series, may ask the Trustee to include a topic on the agenda of a Holders’ meeting to be held in the future, provided that the topic is appropriate for discussion by a meeting as stated.

13.	Resolutions shall be passed during a Holders’ meeting solely in relation to items that specified on the agenda.

The venue for convening a meeting

14.
A Holders’ meeting shall be held in Israel at the Company’s offices or at any other venue that the Trustee shall announce. The Trustee may change the venue for convening the meeting. If the Company does not allow the meeting to be convened at its office, the Company shall bear the costs of convening the meeting at a venue other than at its offices.

The Record Date for ownership of the Debentures

15.
Holders that are entitled to participate and vote during the Holders’ meeting are Holders of the Debentures on the date to be specified in the resolution to summon a Holders’ meeting, provided that this date shall not be more than three days or less than one day before the convening date of the Holders’ meeting.

The meeting chairman

16.	The Trustee shall preside over every Holders’ meeting, or anyone whom the Trustee appointed as chairman of that meeting.

17.
The Trustee shall prepare minutes of the Debentureholders’ meeting and shall retain them at its registered office for a period of seven (7) years after the date of the meeting. The meeting minutes can be documented by way of a recording. The minutes, insofar as drawn up in writing, shall be signed by the chairman of the meeting or by the chairman of the next meeting that is held. Every minutes signed by the chairman of the meeting constitutes prima facie evidence of that recorded therein. The minutes book shall be retained by the Trustee as stated and shall be open for the perusal of the Holders during work hours and after coordinating in advance, and a copy thereof shall be sent to any Holder who requests this.

18.
The declaration by the chairman of the meeting that a resolution of the Holders’ meeting was passed or rejected, whether unanimously or by a particular majority, shall serve as prima facie evidence of this fact.

Quorum; deferred meeting; continued meeting

19.	A Debentureholders’ meeting shall be opened by the chairman of the meeting after he has determined that the quorum required for any of the items on the agenda of the meeting is present, as follows:

19.1
The quorum required for opening a meeting of the Debentureholders shall be the presence of at least two Debentureholders, either in person or by proxy, holding at least twenty-five percent (25%) of the voting rights by one half hour after the time scheduled for opening the meeting, unless another requirement is specified in the Securities Law.

19.2
If a quorum is not present at the Holders’ meeting by one half hour after the time scheduled for opening the meeting, the meeting shall stand adjourned until another date that shall not be early than two Business Days after the record date specified for holding the original meeting, or one Business Day, if the Trustee believes that this is necessary for the purpose of protecting the Holders’ rights; if the meeting has been adjourned, the Trustee shall explain the reasons for this in the report summoning the meeting.

19.3
If a quorum is not present at the adjourned Holders’ meeting as stated above in clause 19.2, by one half hour after the time scheduled for it, then the meeting shall be held with any number of participants, unless another requirement is specified in the Securities Law.

19.4
Notwithstanding that stated above in clause 19.3, if a Holder’s meeting is convened at the demand of Holders holding at least five percent (5%) of the balance of the par value of the Debentures in circulation (as stated above in clause 1), the adjourned Holders’ meeting shall be held only if it is attended by Holders holding the minimum number of Debentures needed for the purpose of convening a meeting as stated (i.e.: at least five percent (5%) of the balance of the par value of the Debentures in circulation).

20.
The Trustee or a resolution passed by a simple majority of voters during a meeting attended by a quorum of Holders may, from time to time, decide to postpone the continuation of the meeting (hereinafter: “the Original Meeting”), the discussion or the passing of a resolution on a topic specified on the agenda to another date and venue as the Trustee or the meeting as stated shall decide (hereinafter: “Continued Meeting”). During a Continued Meeting, topics may be discussed that were not on the agenda, provided that the addition of the item is announced at least 12 hours before the convening date of the Continued Meeting.

21.
If a Holders’ meeting is continued without changing its agenda, invitations about the new date for the Continued Meeting must be issued as soon as possible, and by no later than 12 hours before the Continued Meeting; invitations as stated shall be sent according to clauses 8 and 9 above.

Participation and voting

22.	The Debentureholders may vote during a Holders’ meeting, either personally or by proxy, as well as by ballot paper indicating how they are voting.

23.
Insofar as not prohibited by law, any proposed resolution put to the vote during the Debentureholders’ meeting for voting during the meeting shall be decided by way of a show of hands, unless a secret vote using a ballot box is required by the chairman. In any case, the resolution shall be decided by a tallying of votes.

24.
The chairman of the meeting may decide that voting shall be conducted either during the meeting or using ballot papers to be submitted after its conclusion at a time to be decided by the chairman. In the event that the chairman decides that the voting shall be by way of ballot papers, the chairman of the meeting shall so notify the Debentureholders. The Trustee may extend or shorten the timeframes for voting by ballot paper and shall so notify the Debentureholders.

25.
Any ballot paper in which a Holder indicates how it is voting, which arrives at the Trustee by the specified deadline, shall be deemed as attendance at the meeting for the purpose of constituting the quorum of the meeting.

26.	Each NIS 1 par value of the Debentures being represented during the vote shall vest one vote during the voting.

27.
A Debentureholder may vote in respect of a portion of the Debentures it holds, including to vote in favor of a particular resolution with one portion of its Debentures and to vote against it with another portion of its Debentures, all as that Debentureholder shall deem fit.

28.
A Holder that is a controlling shareholder of the Company, a family member or a corporation controlled by any thereof or corporations controlled by the Company, or affiliated companies of the Company or related companies of the Company, apart from any of the aforesaid that is an investor included in the list of investors specified in the First Addendum to the Securities Law, and which is not a Holder of Debentures for itself (all jointly and severally hereinafter in this addendum: “Related Holder”), shall not be taken into account for the purpose of determining the quorum at a Holders’ meeting, and its votes shall not be tallied among the votes during voting during a meeting as stated.

Resolutions

29.	Voting on resolutions at a Holders’ meeting shall be passed by a simple majority, unless a different majority is specified in the Securities Law or in the Deed of Trust.

30.	Abstentions shall not be taken into account when tallying the votes of the participants in the voting.

31.	The following resolutions shall be passed by a meeting of the Debentureholders by a majority that is not a simple majority or subject to a special quorum:

31.1	amendment, including an addition to and/or correction of provisions of the Deed of Trust, as stated in clause 28 of the Deed of Trust;

31.2	the calling of the Debentures for immediate repayment and exercise of collateral pursuant to the terms of the Deed of Trust, as specified in clause 11 of the Deed of Trust;

31.3	conclusion of office of a Trustee pursuant to the provisions of section 35.N of the Law;

31.4	waiver and/or compromise by the Debentureholders in relation to their rights;

31.5	any other matter that, pursuant to the provisions of the Deed of Trust, must be decided by a majority that is other than a simple majority or with a quorum that is other than the ordinary quorum.

31.6
Replacement of a Trustee – at a Holders’ meeting during which Holders of at least fifty percent of the balance of the par value of the liability certificates are present, by a majority of 66% of the balance of the par value of the liability certificates represented during the voting, or a majority as stated at a deferred Holders’ meeting during which Holders of at least ten percent of the said balance are present.

31.7
Any other matter for which the Deed of Trust has specified is subject to a special resolution – at a Holders’ meeting during which Holders of at least fifty percent of the balance of the par value of the liability certificates are present, by a majority of the Holders of at least three quarters of the balance of the par value of the liability certificates represented during the voting, or by a majority as stated at a deferred Holders’ meeting, during which Holders of at least ten percent of the said balance are present.

Voting and actions through a proxy/attorney

32.
A letter of appointment appointing a proxy shall be in writing and signed by the appointing Debentureholder or by the Debentureholder’s attorney, who has been duly authorized to do so in writing. If the appointing Debentureholder is a corporation, the appointment shall be effected by written authorization, stamped by the corporation and signed by the corporation’s authorized signatories.

33.	A letter of appointment of a proxy may be prepared in any format that shall be acceptable to the Trustee.

34.	A proxy does not have to be a Debentureholder himself.

35.
A letter of appointment and a power-of-attorney and any other certificate according to which the letter of appointment was signed, or a certified copy of such power-of-attorney, must be delivered to the Trustee by the convening date of the meeting, unless the notice summoning the meeting instructs otherwise.

36.	The Trustee shall participate in a meeting through its employees, officers, functionaries or any other person so appointed by the Trustee, but shall not have a right to vote.

37.
The Company and any other person, apart from the Trustee, shall be precluded from participating in a Debentureholders’ meeting or during any part thereof, pursuant to a decision by the Trustee, or pursuant to an ordinary resolution passed by the Debentureholders. Notwithstanding that stated in this clause 37, the Company shall be able to participate in the opening of a meeting in order to express its position with regard to any item on the agenda of the meeting and/or to present a particular item (as the case may be).

38.
A person or persons who shall be appointed by the Trustee, the Company’s Secretary, and any other person or persons so authorized by the Company and/or the Trustee, shall be allowed to be present during Debentureholders’ meetings. In the instance whereby, according to the Trustee’s reasonable judgment, and for reasonable reasons, a discussion is necessary without the presence of the Company’s representatives during part of the meeting, then the Company or any delegate on its behalf or any delegate on behalf of a Related Holder shall not participate in that same part of the discussion.

Ascertaining conflicts of interest

39.
If a Holders’ meeting is being convened, the Trustee shall ascertain the existence of conflicts of interest among the Holders, whether deriving from their holding of the Debentures or from another interest that they have, as the Trustee shall decide (in this clause: “Other Interest”), according to that specified in Appendix D attached to this addendum; the Trustee may demand that a Holder participating in a Holders’ meeting must notify the Trustee, including before the voting, of its Other Interest, and whether it has a conflict of interests as stated.

40.
When tallying the votes after a vote held by a Holders’ meeting, the Trustee shall not take into account the votes of Holders that did not comply with its demand as stated above, or of Holders in relation to whom the Trustee ascertained that a conflict of interest exists, as stated above (in this addendum: “Holders with a Conflict of Interest”).

41.
Notwithstanding that stated above in clause 40, if the total holdings of the participants in the vote, who are not Holders with a Conflict of Interest, is less than five percent (5%) of the balance of the par value of the Debentures of that series, then the Trustee shall also take into account the votes of Holders with a Conflict of Interest when tallying the votes during that vote.

Class meetings

42.
When organizing a meeting of the Debentureholders, the Trustee shall examine whether different interests exist among the Debentureholders according to the circumstances. The Trustee shall act to convene class meetings of Debentureholders in conformance to the provisions of any law, the res judicata, the provisions of the Law and the regulations, and the directives to be issued by virtue thereof.

Notwithstanding that stated, class meetings of Holders shall not be convened if it has been determined that they have a conflict of interest (as defined above).

43.
In the instance of the holding of class meetings, resolutions must be approved by each of the class meetings to be summoned and all by the majority required pursuant to the provisions of This Deed, inclusive of appendices thereto.

44.	All that stated in this addendum is subject to the provisions of the Deed of Trust.

* * *

Appendix D – Ascertaining the Existence of a Conflict of Interests

1.
Within the scope of the voting during any meeting of the Debentureholders, the Trustee shall solely examine the votes of the unconflicted Holders, in such manner that the majority required to pass a resolution shall be comprised solely of the votes of the unconflicted Holders. For these purposes, the ‘Unconflicted Holders’ are solely those Debentureholders without any ulterior motives; in other words – that no reasonable concern has arisen that the voting by those Holders has been influenced by their holdings of other securities of the Company or of a Related Party in the resolution, without considering the nature of that influence or some other influence that shall be indicated by that Holder.

2.
For the purpose of classifying the Unconflicted Holders, it has been determined that a Holder that fulfills at least one of the following criteria, shall be deemed a “Holder with a Conflict of Interest,” and its vote shall not be counted among the votes of the Unconflicted Holders; i.e., they shall not be tallied among the votes participating in the vote. Following are those criteria:

2.1	A Related Holder (as this term is defined in the Deed of Trust);

2.2	Any Holder that notified the Trustee that it has a conflict of interest in a vote;

2.3	Any Holder that has a conflict of interest according to the tests that the Trustee shall implement by virtue of the Law (including judicial decisions and directives from the Securities Authority).

3.
No separate meeting shall be convened of those Holders that shall fall under the definition of the term “Holder with a Conflict of Interest, and that, for the purpose of passing a binding resolution, the passing of a resolution also by a meeting of Holders with a Conflict of Interest shall not be required.

4.
The test in this appendix is being implemented for the purpose of identifying Unconflicted Holders, and reflects a proper balance between the desire to prevent resolutions from being passed on the basis of a vote that has been influenced, at least potentially, by conflicting interests, and the need to avoid a situation in which the decision-making on a resolution is left in the hands of a minority of the Debentureholders. Nevertheless, it is possible that even this filtering shall, in the final analysis, lead to excessive influence being given to Holders of a small ratio of the Debentures, whose votes do not necessary reflect the position of the majority of the Holders. In such instance, the Trustee reserves its right to refer to the competent court to receive instructions on the proper way to tally votes of the voters under the circumstances.

* * *

Partner Communications Company Ltd.

Third Addendum
Urgent Representation for the Series G Debentureholders

1.	Appointment; incumbency

A.
The Trustee shall be allowed, or, at the written request of the Company, shall be obligated, to appoint and convene an urgent representation from among the Debentureholders, as specified hereunder: (hereinafter: “the Urgent Representation”), and this, in the instance of an anticipated breach of the financial covenant specified in clause 6 of the Deed.

B.
The Trustee shall appoint to the Urgent Representation the three (3) Debentureholders who, to the best knowledge of the Trustee, are the Holders of the highest par value from among all of the Debentureholders, and who have declared that they fulfill all of the criteria specified hereunder (“The Members of the Urgent Representation”). In the case whereby anyone of these shall be unable to serve as a member of the Urgent Representation as stated, then the Trustee shall appoint, instead of that Debentureholder, the Holder of the next highest par value who fulfills all of the criteria specified hereunder. Following are the criteria:

i.
The Debentureholder is not in a state of material conflicts of interests due to the existence of any additional material interest conflicting with that interest, which derives from his serving as a member of the Urgent Representation and from his holding of the Debentures. To dispel any doubt, it is clarified that a Holder who is a Related Holder (as this term is defined in the Deed of Trust) shall be deemed as having a material conflict of interests as stated, and shall not serve as a member of the Urgent Representation;

ii.
During the course of that same calendar year, the Debentureholder has not served in similar representations for other debentures, the aggregate value of which exceeds the ratio of the asset portfolio managed by him that has been defined as the maximum ratio enabling service on an urgent representation pursuant to the directives of the Antitrust Commissioner regarding the formation of an urgent representation.

C.
If, during the incumbency of the Urgent Representation, one of the circumstances specified above in clauses B.i. and B.ii. above shall cease to apply to one of its members, then his service shall expire and the Trustee shall appoint another member in his stead from among the Debentureholders as stated above in subclause B.

D.
Prior to the appointment of the Members of the Urgent Representation, the Trustee shall obtain a declaration from the candidates for service as Members of the Urgent Representation, regarding the existence or absence of material conflicts of interests, as stated above in clause B.i. and regarding their service on additional representations as stated above in clause B.ii. Furthermore, the Trustee shall be allowed to demand a declaration as stated from the Members of the Urgent Representation at any time during the incumbency of the Urgent Representation. A Holder who fails to furnish a declaration as stated shall be deemed a party having a material conflict of interests or being precluded from serving by virtue of the directives of the Antitrust Commissioner as stated above, as the case may be. In relation to a declaration regarding a conflict of interests, the Trustee shall ascertain the existence of the conflicts of interests and, to the extent necessary, shall decide whether the conflicts of interests are sufficient to disqualify that Holder from serving on the Representation. It is clarified that the Trustee shall rely on the declarations as stated and shall not be obligated to conduct an additional examination or independent investigation. The Trustee’s determination in relation to these matters shall be final.

E.
The incumbency of the Urgent Representation shall end on the date on which the Company shall publish the Urgent Representation’s resolutions regarding the granting of an extension to the Company for the purpose of complying with the terms of the Deed of Trust as specified hereunder in clause 5.

2.	Authority

A.
The Urgent Representation shall have the authority to grant a one-time extension to the Company in relation to the timeframes for complying with the financial covenant prescribed in the Deed of Trust and this, for a period of up to 90 days or up until the publication date of the Company’s next financial statements, whichever is earlier. It is clarified that the timeframe up until the appointment of the Urgent Representation shall be taken into account within the framework of the aforesaid extension, and shall not constitute grounds for granting any additional extension whatsoever to the Company, over and above that stated above. It is clarified that the Urgent Representation’s activities and the cooperation among the Members of the Urgent Representation shall be limited to a discussion regarding the possibility of granting of an extension as stated and that no other information that does not pertain to the granting of such extension shall be exchanged among the Members of the Urgent Representation.

B.
If an Urgent Representation is not appointed pursuant to the provisions of this addendum, or if the Urgent Representation decided to not grant an extension to the Company as stated above in clause A., the Trustee shall act in conformance to the provisions of clause 11 of the Deed of Trust.

3.	The Company’s undertakings pertaining to the Representation

A.
The Company undertakes to provide all information to the Trustee that is in its possession or that it can obtain regarding the identities of the Debentureholders and the volumes of their holdings. Furthermore, the Trustee shall take action to obtain the said information pursuant to the authorities vested it by law.

B.
The Company undertakes to work in full cooperation with the Urgent Representation and the Trustee, to the extent required, for the purposes of carrying out the examinations they require and formulating the Urgent Representation’s decision, and to forward all data and documents to the Urgent Representation that they shall require with regard to the Company, subject to the limitations of the Law and the signing of a confidentiality agreement. Without derogating from the general purport of that stated, and subject to the signing of a confidentiality agreement as stated, the Company shall deliver the relevant information to the Urgent Representation for the purpose of formulating its decision, which shall not include any misleading detail or be incomplete. Without derogating from that stated above, the forwarding of the information to the Debentureholders and to the Urgent Representation, at the Trustee’s reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

C.
The Company shall bear the costs of the Urgent Representation, including costs of employing consultants and experts by the Urgent Representation or on its behalf and, for these purposes, the provisions of clause 25 of the Deed of Trust shall apply, mutatis mutandis.

4.	Liability

A.
The Urgent Representation shall take action and decide the matters delegated to it, at its absolute discretion, and shall not be liable, neither it nor any of its members, officers, employees or consultants, and the Company and the Debentureholders hereby release them in relation to all allegations, demands and claims against them in respect of the exercise or the non-exercise of powers, authorities or discretion vested them pursuant to the Deed of Trust and this addendum, and in relation thereto, or from any other action they performed pursuant thereto, unless they had acted maliciously and/or with mala fides.

B.	The indemnity provisions prescribed in clause 26 of This Deed shall apply to the actions of the Members of the Urgent Representation and to anyone on their behalf, as if they were the Trustee.

5.
The Company shall publish an Immediate Report about the appointment of the Urgent Representation, the identities of its members and their authorities, and shall publish an additional Immediate Report about the resolutions of the Urgent Representation as stated.

Partner Communications Company Ltd.

December 9, 2018

Summary of stipulations in the bond issue

Further to draft no. 1 of the Deed of Trust for the Series G Bonds dated December 9, 2018, following is a summary of the stipulations in the bond issue.

•
This document only generally and concisely describes some of the terms of the bond issue documents. It is not comprehensive and does not purport to substitute for reading all of the binding documents.[1]

•
In this document, “the Circular” refers to chapter 4 of part 2 (management of investment assets and the provision of credit) in volume 5 (business management principles in a consolidated circular (codex of regulations of the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance)), which pertains to provisions regarding institutional bodies’ investments in nongovernment bonds.

Standing of the bonds

☐	The bonds are secured with collateral.
Concise details of the collateral:                                                                                                                                      .2

In the event that the Company has defined a “seniority” ranking among bond series:
☐	The bonds include provisions that vest them a senior standing relative to other series of the company’s bonds:
Seniority relative to:                                                                                                                                                         .
Summary of the seniority provisions:                                                                                                                            .3

☐	The bonds include provisions that vest them a subordinate standing relative to other series the company’s bonds:
Subordinate relative to:                                                                                                                                                   .

[1]	In each of the clauses hereunder, the required concise description must also refer to the relevant clauses in the bond issue documents.
[2]	The nature of the pledged assets and the ranking of the lien should be generally and concisely indicated.
[3]	If possible, the nature of the seniority should be indicated generally and concisely (such as, delaying payments to holders of subordinate bonds in the event of a default on the senior bonds).

Summary of the subordination provisions:                                                                                                                  .

☒	The bonds are not secured and their terms do not include provisions that create any “seniority” ranking among the series of bonds.

Listing for trading
☒	There is an express statement relating to the listing of the bonds for trading on the TASE or on the trading system for institutional bodies that is operated by the TASE (“TACT – Institutional”).[4]

Restriction on “diluting” actions
☒
There are restrictions on obtaining additional financial debt: the Company covenanted to comply with particular conditions regarding an expansion of the Series G Bonds. For additional details, see clause 2.4.2 of the Deed of Trust.[5]

☒
There is a covenant to not create liens (“negative pledge”): until the date of the full and final repayment of the Bonds, the Company covenants to not create a floating lien on all of its assets (negative pledge) in favor of any third party to secure any debt or any undertaking, unless one of the two alternatives specified in clause 9.2 of the Deed of Trust has been fulfilled: (1) it shall obtain the consent of the Series G Bondholders, as stated in clause 9.2.1 of the Deed of Trust; (2) subject to the creation of a floating lien of the same class and at the same ranking in favor of the Series G Bondholders, pari passu, which shall remain in effect for as long as the Series G Bonds have not been repaid in full, as stated in clause 9.2.2 of the Deed of Trust.[6]

Financial covenants
☒
There are covenants to comply with a financial covenant: the Company covenants to maintain a ratio of net-debt-to-adjusted-EBITDA (as defined in the Deed of Trust), after neutralizing one-time effects, which shall not exceed 5 over two consecutive quarters, as specified in clause 6 of the Deed of Trust.[7]

[4]	Pursuant to the consolidated Circular, it is compulsory to include this undertaking in the terms of the bonds.
[5]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[6]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[7]	The type of financial covenant should be concisely indicated.

2 of 8

Restrictions on a “distribution”
☒	An express determination has been made about whether restrictions are imposed on the Company in relation to the distribution of a dividend or buy-backs of shares[8]

☒	There are restrictions on a “distribution”: as specified in clause 7 of the Deed of Trust:[9]
The Company covenants to not carry out a distribution (as this term is defined in the Companies Law) except subject to a confirmation from the Company that the Company is complying with the terms specified in clause 7.1 of the Deed of Trust: (a) the Distribution is a permitted distribution pursuant to section 302 of the Companies Law; (b) the Company is not breaching the financial covenant specified in the Deed of Trust; (c) the Company’s equity shall not diminish from NIS 650 million as a result of the Distribution; (d) no cause has arisen to call for immediate repayment, as specified in clause 11 of the Deed of Trust; (e) there is no material breach of the Deed of Trust; and all as specified in clause 7.1 of the Deed of Trust.

☐	There are restrictions on the repayment of shareholder loans: .[10]

Restrictions on “transactions with controlling shareholders”
☐	There are restrictions on “transactions with controlling shareholders”: .[11]

Restructuring
☐	There are restrictions on a change in control.[12]
☒
There are restrictions on merger and acquisition transactions: the Bonds shall be callable for immediate repayment if a merger is executed (as defined in the Deed of Trust) without obtaining the prior approval of the Series G bondholders, unless the Company or the surviving company, as the case may be, declares to the bondholders, including through the trustee, at least ten business days prior to the merger date, that no reasonable concern exists that the surviving company shall be unable to fulfill its covenants to the holders as a result of the merger, as specified in clause 11.25 of the Deed of Trust.[13]

[8]	Pursuant to the Circular, it is compulsory to include this determination in the terms of the bonds.
[9]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[10]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[11]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[12]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.
[13]	The nature of the restriction should be concisely indicated. If exceptions are specified, outline them.

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Rating
☒	The Bonds have been assigned an ilA+ rating by S & P Global Ratings Maalot Ltd. (hereinafter: “Maalot”).[14]
☒	There is a covenant to retain the continuity of the rating: as specified in clause 8 of the Deed of Trust.
☒
There are provisions for adjusting the terms of the bonds upon a downrating: adjustment of the interest rate to be borne on the Bonds in the event of a downrating, as specified in clause 1 of Appendix A to the Deed of Trust.[15]

☒
An express determination has been made about whether the Company covenants to not replace a rating company and, if replaced, that it covenants to disclose the reasons for the replacement: the Company may replace a rating company and, in such instance, the Company shall publish an immediate report about the replacement of the rating company and the reasons for replacing it, according to the dates prescribed by law, as specified in clause 8.1 of the Deed of Trust.[16]

Causes for calling for immediate repayment
Note: specified in clause 11 of the Deed of Trust.
Cause	Exists (clause no.) /does not exist	Remarks[17]
Payment default	11.1; 11.10	Subject to a rectification period of 7 days after the issue of the notice.
Fundamental breach or breach of material covenants	11.1; 11.15	Subject to a rectification period of 7 days.
Inaccuracy of representations	11.15	Subject to a rectification period of 14 days.
Breach of specific covenants – restrictions on a series expansion	11.21	If the series is expanded in a manner other than in compliance with the provisions of clause 2.4.2 of the Deed of Trust.

[14]	The rating assigned to the bonds should be specified.
[15]	The nature of the provision should be concisely indicated.
[16]	Pursuant to the Circular, it is compulsory to include this covenant in the terms of the Bonds.
[17]	Concisely indicate if the full wording of the provision is given, or if exceptions were added to it.

4 of 8

Cause	Exists (clause no.) /does not exist	Remarks[17]
Breach of a specific covenant – negative pledge to not create liens	11.19	As specified in clause 9 of the Deed of Trust.
Breach of a specific covenant – restrictions on a distribution	11.20	If the Company shall carry out a distribution contrary to that stated in clause 7 of the Deed of Trust.
Breach of a specific covenant – restrictions on transactions with controlling shareholders	–	–
Breach of a specific covenant – failure to publish financial statements by the required date	11.2	Unless published within 30 days after the Company’s deadline for publishing them.
Breach of a specific covenant – financial covenants	11.16	Insofar as the Company failed to comply with the said covenants, as specified in clause 6 of the Deed of Trust for two consecutive quarters, and subject to a 30-day rectification period.
Resolution to liquidate, final and permanent liquidation order	11.4	–
Temporary liquidation order, appointment of a temporary liquidator or any judicial ruling of a similar nature	11.5
Provided that the order or ruling is not rejected or rescinded within 45 days. The Company shall not be granted any rectification period in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent.

Imposition of an attachment or the performance of execution actions	11.6
Provided that the action is not rescinded within 45 days. The Company shall not be granted any rectification period in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent.

Applications for a receiver or for the appointment of a temporary receiver, order to appoint a permanent receiver	11.7
Provided that the application or the order is not rejected or rescinded within 45 days. The Company shall not be granted any rectification period in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent.

5 of 8

Cause	Exists (clause no.) /does not exist	Remarks[17]
Application for a stay of proceedings; stay of proceedings order; the company’s application for a compromise or arrangement with its creditors pursuant to section 350 of the Companies Law	11.8
Except for the purposes of a merger with another company and/or restructuring of the Company and/or a split, and excluding arrangements between the Company and its shareholders that are not prohibited pursuant to the terms of the Deed of Trust and that are not such as could affect the Company’s ability to repay the Bonds.

The Company ceased or announced its intention to cease managing its businesses, the Company discontinued or announced its intention to discontinue its payments	11.10; 11.14	–
A material deterioration occurred in the Company’s businesses, and there is a substantive concern that the Company will be incapable of paying its debts to the bondholders	11.12	–
There is a substantive concern that the Company might not fulfill its material covenants to the bondholders	11.13	–
Suspension or delisting from trading on the TASE	11.3; 11.9	In relation to a suspension – insofar as not cancelled within 60 days.
Cross default/cross acceleration: cross default (in instances of a default on other debts or in instances of other debts being called for immediate repayment)	11.22; 11.23
If another series of bonds issued by the Company is called for immediate repayment; or if a debt of the Company to a financial institution or banking entity (not including non-recourse loans) at a volume exceeding NIS 150 million is called for immediate repayment (provided that if the debts are cumulative, that all were called for immediate repayment during a period of 3 months) and the debt was not repaid or the demand was not withdrawn within 30 days.

6 of 8

Cause	Exists (clause no.) /does not exist	Remarks[17]
Discontinuation of rating	11.17	Insofar as the discontinuation persists for more than 60 days.
Downrating	11.18	if the rating assigned to the Bonds shall be downwardly revised to below BBB minus according to Maalot’s rating, or below the parallel rating, for a period exceeding 90 days.
Change in control	–
Breach of covenants pertaining shareholders’ equity	11.24
if the Company's shareholders’ equity (as defined above in clause 7.1), according to the audited annual financial statements or the unaudited consolidated quarterly results of the Company, fell below NIS 400 million over a period of two consecutive quarters.

Breach of covenants pertaining to structural changes, mergers and acquisitions	11.25
Relates to a merger carried out without obtaining the prior approval of the bondholders, unless the surviving company, as the case may be, declares to the bondholders, including through the trustee, at least ten (10) business days prior to the merger date, that no reasonable concern exists that the surviving company shall be unable to fulfill its covenants to the holders as a result of the merger.

Additional causes – the Company ceased being a reporting corporation; a sale of the majority of the Company’s assets and a change in the Company’s core activities; the Company is dissolved or written off; a “ going concern” comment recorded in the Company’s financial statements
	11.11; 11.26; 11.27; 11.28; 11.29
In relation to a change in the Company’s core activity – if the Partner Group, as defined in the Deed of Trust, ceases to operate in the cellular communications segment and/or ceases to hold a license for the provision of cellular communications services for a period exceeding 60 (sixty) days.
In relation to the sale of the majority of the Company assets - if a sale of most of the Company’s assets was executed, except for a sale to a corporation in which the Company holds at least 90% of its issued share capital (in full concatenation);
In relation to a "going concern comment" recorded in the Company’s financial statements - if the comment was not removed by the end of the quarter following the quarter in which the said “going concern” comment was recorded

7 of 8

Urgent representation
There are provisions regulating the appointment of an urgent representation. Remarks: as specified in the third addendum to the Deed of Trust.

In a company that is not a reporting corporation:18 – irrelevant.

a.	Reports and reporting[19]
☐	The offering memorandum includes the information specified in clause 4 of appendix 5.2.4.3 of the Circular. Remarks: .
☐	There is a covenant to deliver the annual, quarterly and immediate reports specified in appendices 5.2.4.8, 5.2.4.9 and 5.2.4.10 of the Circular. Remarks: .

b.	Additional requirements from a company that is not a reporting corporation: – irrelevant.
The Company covenanted to bear all of the issue expenses, as stated in clause 5.(d) of the Circular.
The Company appointed a trustee for the bonds, as stated in clause 5.(e)(1) of the Circular.
The Company covenanted to deliver reports to the trustee upon its request, as stated in clause 5.(e)(2) of the Circular.
The Company covenanted in writing in relation to the signing of documents, as stated in clause 5.(f) of the Circular.

c.	The applicable law and the jurisdiction[20]

☒	The applicable law is stipulated: Israeli law – clause 12 of the Terms and Conditions Overleaf.

☒	The jurisdiction is stipulated: the courts in the city of Tel-Aviv – Jaffa – clause 12 of the Terms and Conditions Overleaf.

[18]	As defined in the Circular.
[19]	Pursuant to the Circular, it is compulsory to include the information specified below in the terms of the Bonds.
[20]	Pursuant to the Circular, it is compulsory to include provisions in this regard in the terms of the Bonds.

8 of 8

Partner Communications
Company Ltd.

.................................................................................................................................................

December 9, 2018

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 200 Million

Primary Credit Analyst
Tom Dar, 972-3-7539722 tom.dari@spglobal.com

Additional Contact
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on December 9,
2018, the Hebrew version shall apply.

1 | December 9, 2018	New Issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 200 Million

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 200 million par value to be issued by Partner Communications Company Ltd. (ilA+/Stable) through the issuance of a new series, Series G. The proceeds from this issuance will be used for the company's ongoing operations and for debt refinancing.

For additional information on the company’s issuer rating and for additional regulatory requirements, see our rating report dated August 13, 2018.

Rating Detail (As of 9-Dec-2018)

Partner Communications Company Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series C,D,F,G	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	09/12/2018 12:00
Time when the analyst first learned of the event	09/12/2018 12:00
Rating requested by	Issuer

2 | December 9, 2018	www.maalot.co.il

Partner Communications Company Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

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3 | December 9, 2018	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: December 9, 2018